                           financial summary 1997-1993

Year Ended December 31,                               1997(9)          1996(6)          1995             1994 (5)          1993
------------------------------------------------------------------------------------------------------------------------------------
(Amounts in Thousands, Except Share Data)

Financial Results
   Revenues                                       $ 1,513,237       $ 1,606,100      $   843,874      $   682,734     $   605,875
   Income (loss) before extraordinary item and
      effect of accounting change                     (33,286)(10)     (146,588)(7)       31,244(4)        24,422(2)       17,493
   Extraordinary item                                      --              (718)            (651)              --              --
   Cumulative effect of change in accounting for
      income taxes                                         --                --               --               --           4,085(1)
   Net income (loss)                                   (33,286)(10)    (147,306)(7)       30,593(4)         24,422(2)      21,578
   Net income (loss) as a percent of revenues            (2.2%)            (9.2%)           3.63%            3.58%           3.56%

Per Share Data -- Basic (11)
   Income (loss) before extraordinary item and
      cumulative effect of accounting change            (1.14)            (5.26)            1.34             1.04            0.88
   Extraordinary item                                      --              (.02)            (.03)              --              --
   Cumulative effect of change in accounting for
      income taxes                                         --                --               --               --            0.21
   Net income (loss)                                    (1.14)            (5.28)            1.31(12)         1.04            1.09
   Book value at December 31,                            7.09              9.28            11.84            10.74           11.45

Financial Results
   Total assets                                     1,938,153         2,184,694        1,168,825          924,006         579,650
   Property, plant and equipment, net                 280,946            44,576           23,181           19,637          16,870
   Capital expenditures                                36,207            36,896           18,311           21,732          17,218
   Long-term debt (including current maturities)      560,075           661,958          289,522          262,647         124,874
   Total shareholders' equity                         206,985           258,736          277,001          251,318         227,449
   Current ratio                                         1.36              1.33             1.59             1.37            1.60

Other Information
   Research, development and engineering expenses      80,107           141,335(8)        36,218           42,931(3)       27,589
   Interest expense                                    36,705            37,341           24,721           13,225          14,724
   Common Stock:
         Outstanding at December 31,               29,202,000        29,202,000       23,400,000       23,400,000      23,400,000
         Average outstanding during the year       29,202,000        27,886,000       23,400,000       23,400,000      19,865,833
         Price range:
         High                                          21.750            30.000           34.125           28.750          21.875
         Low                                           13.625            14.000           22.125           19.250          17.750
Number of associates at December 31,                   11,579            12,475            5,724            5,819           4,454
Dividends declared                                         --                --               --               --          10,243


(1)  The Company adopted Statement of Financial Accounting Standards No. 109,

     'Accounting for Income Taxes,' effective January 1, 1993.

(2) Includes $15,300, net of tax, of charges associated with the acquisition of Fischer & Porter and the related integration.

(3) Includes a $7,600 non-cash charge for in-process research and development purchased in connection with the Fischer & Porter acquisition.

(4) Includes $8,206, net of tax, of charges in connection with the Fischer & Porter integration and City of Detroit litigation.

(5) Fischer & Porter was acquired in August 1994. The financial results for 1994 include the effects of this acquisition from the date of purchase.

(6) Hartmann & Braun was acquired on January 2, 1996. The financial results for 1996 include the effects of this acquisition from the date of purchase.

(7) Includes $186,881, net of tax, of charges in connection with the Hartmann & Braun integration.

(8) Includes $56,752 non-cash charge for in-process research and development purchased in connection with the Hartmann & Braun acquisition.

(9) Italian Licensee was acquired on December 30, 1996. The financial results for 1997 include the results of this operation.

(10) Includes $53,635, net of tax, of charges in connection with the Hartmann & Braun integration and 1997 restructuring.

(11) For 1997 and 1996 the assumed conversion of additional common stock is antidilutive due to the losses in the periods, therefore, diluted earnings per common share in 1997 and 1996 is equivalent to basic earnings per common share. For 1994 and 1993, there was no effect of dilutive securities, therefore, diluted earnings per common share in 1994 and 1993 are equivalent to basic earnings per common share.

(12) Diluted earnings per common share for 1995 was $1.30 based upon diluted common shares of 23,470,000.

                      management's discussion and analysis
                of Financial Condition and Results of Operations


The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto included elsewhere in this document.

The Company


Global Operations

The Company has substantially expanded its international presence through the acquisitions in 1996 of Hartmann & Braun and Elsag Bailey Automazione Processi S.p.A. ('Italian Licensee'). As a result, a majority of the Company's assets and operations are located in Europe, and in particular Germany, from where a majority of the Company's revenues are derived. The Company's largest operations are located in the United States, Germany, Japan, France, Italy and Canada. The Company's operations may be affected by economic, political and regulatory conditions in the countries where the Company does business, changes in which could, among other things, result in currency or exchange controls or other restrictions being imposed on the operations of the Company. The Consolidated Financial Statements of the Company are prepared in United States Dollars ('US Dollars') in accordance with United States Generally Accepted Accounting Principles.

While the Company has significant operations in a number of countries, revenues and costs and related assets and liabilities are generally denominated in the functional currencies of these operations, thereby limiting the Company's exposure to exchange gains and losses. However, because a substantial portion of its revenues and costs are denominated in currencies other than US Dollars, particularly after the acquisition of Hartmann & Braun, which increased the significance of the Deutsche Mark ('DM'), the Company has experienced, and may continue to experience, fluctuations of both revenues and expenses due to the translation of local currencies to US Dollars.

In 1997, the Company continued to experience weak market conditions in Europe, particularly Germany and France, in Japan, and in the United States electric utility market. In these markets, capital spending by the Company's traditional customer base of electric power was less than the average level of prior years. The Company continues to experience a competitive pricing environment for orders received which it will be required to manage closely over the course of 1998.

The Company does not hold or issue financial instruments for trading purposes. Foreign exchange contracts are utilized to hedge assets and liabilities, and commitments in currencies other than the functional currency of the entity. Because the Company generally enters into short-term contracts, the fair value of these forward exchange contracts does not differ materially from the carrying amount. Premiums or discounts which arise at the time these arrangements are entered into are generally amortized over the life of the contract. Realized and unrealized gains and losses on forward exchange contracts are recorded in net income currently, with the exception of gains and losses on contracts designed to hedge the Company's net investment in certain foreign subsidiaries which are included as a separate component of shareholders' equity and gains and losses on contracts designed to hedge specific foreign currency commitments which are deferred and included in the basis of the underlying transaction. Such deferred amounts were not material at December 31, 1997 or 1996.

The Company does not file a consolidated tax return, but pays taxes at the local level for each of its subsidiaries. On a consolidated basis, this practice may result in the Company paying taxes even though it may not have consolidated pre-tax income or in paying taxes in excess of pre-tax income if some of its subsidiaries are profitable while others are not. Furthermore, the Company's income tax rate has been favorably affected by a series of European tax rulings

(see Note 13 of the Notes to Consolidated Financial Statements).

Acquisitions

On December 30, 1996, the Company acquired the net assets of the Italian Licensee, the process control division of Finmeccanica S.p.A. ('Finmeccanica'). Previously, this division was a licensee of the Company's technology in Italy. Total consideration was comprised of assumed debt of $13 million and 1,300,000 shares of common stock with a fair market value of $29 million. Because of the related party nature of the transaction, it was accounted for as a purchase using the predecessor's accounting basis. Assets and liabilities of approximately $97 million and $76 million, respectively, were recorded and included in the Consolidated Balance Sheet at December 31, 1996. The difference between the consideration and the underlying historical net assets amounted to approximately $21 million and was recorded as a charge to retained earnings. The results of operations of the Italian Licensee are included with those of the Company from January 1, 1997.

On January 2, 1996, the Company acquired the stock of substantially all of the Hartmann & Braun group of companies from Mannesmann AG for approximately $639 million and assumed debt of $60 million owing to Mannesmann which was paid concurrently. The acquisition was financed through the issuance of preferred securities, common stock and a debt facility (see Note 3 of the Notes to Consolidated Financial Statements). The acquisition was accounted for using the purchase method. The results of operations of Hartmann & Braun are included with those of the Company for periods subsequent to the date of acquisition. Hartmann & Braun provides process control systems, instrumentation and related services to customers in the electrical power generation, hydrocarbon processing, chemical, steel, cement, pulp and paper, food and beverage and other process industries. The majority of Hartmann & Braun's revenues are generated in Germany and other European countries.

The 1996 integration of the Hartmann & Braun companies included facility closures, relocation costs and charges associated with the reduction of 1,600 personnel for which $129 million was reserved for in the opening balance sheet and $55 million was charged to the Consolidated Statement of Income in 1996. In 1997, additional integration and restructuring charges relating to the reduction of approximately 1,300 personnel and facility closures, amounting to $41 million, were taken by the Company in order to reduce costs and improve operating efficiencies. At December 31, 1997, there remain approximately 550 employees to be terminated. Further charges, amounting to approximately $7 million, will be recorded in the first quarter of 1998 to complete this process and reduce costs in Germany in the light of market conditions.

The principal restructuring programs undertaken by the Company involved the reduction of personnel in administrative and production functions at the Hartmann & Braun locations. Historically, Hartmann & Braun had a higher cost structure than the Company. The Company has focused on reducing numbers of personnel and increasing productivity. Further, where the acquisition resulted in duplicative facilities on a geographic basis, the Company determined which, if any, facilities should be closed and operations combined. Such plans also resulted in employee terminations. Substantially all of the intended closures and relocations were identified and executed during 1996 and 1997. The Company has also centralized, on a broad geographic basis, production of certain product lines.

Divestitures

The Company's integration of the Hartmann & Braun operations resulted in management's re-evaluation of certain existing lines of business. Accordingly, it was decided that certain of these lines of business would be held for sale and others would be combined into other existing businesses of the Company. As a result, the Company recorded an impairment loss in 1996 of $38 million for these lines of business. The impairment loss on assets held for sale was equal to the difference between the book value and the estimated sales price less costs to sell. At December 31, 1997, the Company has completed the sale of certain lines of business with proceeds substantially in line with estimated net sales prices. Approximately $10 million and $1.5 million in net proceeds and pre-tax gain were recorded on these sales in the aggregate. The revenues related to these lines of business are not material to the Consolidated Statement of Income.

In early 1998, the Company sold its interest in an equity investee for approximately $6.5 million and recorded a pre-tax gain of $3 million.

Contract Business

Orders for individual process automation systems typically range in size from approximately $150,000 to several million dollars, although orders can be for much larger amounts. As a result of the great variation in order size, the time from the receipt of an order to delivery ranges, on average, from four months to over two years. The Company recognizes revenue and expense relating to large systems sales on the percentage-of-completion method. The percentage of contract completion is measured on the basis of either costs incurred as compared to management's estimate of total costs, engineering costs incurred as compared to management's estimate of total engineering costs or units of delivery. Management's estimates of total costs are reviewed periodically as the work on contracts progresses. The majority of the Company's projects are on fixed-price terms and, therefore, revisions resulting from such periodic reviews may affect the gross profit recognized. The Company records the cumulative effect of these revisions to gross profit in the period that the revision is made. Revenues from product sales and services are recognized upon shipment or when services are performed.

Many systems contracts are performed over extended periods of time and are subject to changes in the scope of work and delivery schedules. Negotiations on such contracts' scope of work, pricing changes, responsibility for delays and settlement of claims often extend over prolonged periods of time. Revenues relating to contracts or contract changes that have not been completely priced, negotiated, documented, or funded are not recognized unless realization of such revenues is considered probable. Any anticipated losses on contracts (estimated total contract costs, excluding period costs, in excess of estimated total contract revenues) are charged to operating income as soon as they are determined.

Bookings

The following table sets forth the total bookings (i.e., the total dollar volume of firm orders for systems, products and services received during the relevant period) for each of the years ended December 31, 1997, 1996 and 1995, together with the backlog (i.e., the total dollar volume of bookings not yet recognized as revenue as of December 31 of the respective year) at the end of each year or period presented. Backlog relating to non-systems business (i.e. instrumentation products) is shipped sooner than the portion of backlog represented by systems business.

Bookings and backlog should not be considered as an indication of future revenues or cash flows since contracts can be canceled and other contingencies could occur that could cause elimination or extension of payments on existing contracts. Because a substantial portion of backlog is denominated in currencies other than US Dollars, backlog can fluctuate due to the translation of functional currencies to US Dollars.

Year Ended December 31,                  1997             1996              1995
--------------------------------------------------------------------------------
(In millions)

Backlog (at period end)                $  744          $   918              $481
Bookings                               $1,486           $1,626              $870

Currency translation reduced reported backlog by approximately 8.5% from 1996 to 1997. Excluding this impact, backlog was reduced by 10.5% as a result of shorter lead times and a trend towards smaller size system orders. Essentially, all of the increase in the backlog from 1995 to 1996 was attributed to the acquisition of Hartmann & Braun and to a much lesser extent the Italian Licensee acquisition. Bookings in 1997 declined by $140 million or 8.6% to $1,486 million. Excluding the impact of currency translation, bookings decreased by $18 million or 1.1%, mainly due to the weak market conditions in Germany, France and Japan which were compensated for by the contribution of the Italian Licensee and growth in North America and certain other European countries.

Bookings in 1996 grew by $756 million, or 86.9% to $1,626 million. The increase from 1995 was primarily attributable to the acquisition of Hartmann & Braun. On a proforma basis with Hartmann & Braun included in 1995, bookings declined from approximately $1,720 million to $1,626 million. This decrease reflected a strong US Dollar versus the DM and Japanese Yen ('Yen') and weaker market conditions in Germany and Japan which were only partially compensated by growth in the United

States and developing markets.

Since the acquisition of Hartmann & Braun, approximately one quarter of the Company's bookings are derived from Germany. The Company's operations are therefore materially affected by economical, political and competitive conditions prevailing in Germany, and in particular the economic conditions affecting those sectors of German industry to which the Company sells its products.

Results of Operations of the Company

The following table sets forth the percentage relationship to revenues of certain income statement items for the periods presented with respect to the
Company:

Year Ended December 31,                                           1997(1)        1996(1)           1995(1)
----------------------------------------------------------------------------------------------------------
Revenues                                                          100.0%          100.0%            100.0%
Cost of sales                                                      66.6             71.5              66.1
Gross profit                                                       33.4             28.5              33.9
Selling, general and administrative expenses                       25.3             25.7              22.2
Research, development and engineering expenses                      5.3              8.8               4.3
Amortization of intangibles                                         5.1              5.0               3.0
Royalty (income)-affiliates                                         ---            (0.4)             (0.8)
Operating (loss) income                                           (2.3)           (10.6)               5.2
Interest expense                                                    2.4              2.3               2.9
Other (income), net                                               (1.0)            (0.7)             (0.4)
(Loss) income before income taxes, minority
   interest and extraordinary item                                (3.7)           (12.2)               2.7
Income tax benefit                                                (2.6)            (4.1)             (1.5)
Minority interest in net income of subsidiaries                     ---              ---               0.5
Minority interest - dividends on preferred
   securities of grantor trust                                      1.1              1.0               ---
(Loss) income before extraordinary item                           (2.2)            (9.1)               3.7
Extraordinary item - early extinguishment of debt
   (write-off of deferred financing costs)                          ---              ---             (0.1)
Net (loss) income                                                (2.2%)           (9.1%)              3.6%

(1) In connection with the Company's 1997 restructuring measures to reduce costs and improve efficiencies, the 1996 acquisition of Hartmann & Braun and the 1994 acquisition of Fischer & Porter, the Company incurred substantial nonrecurring charges which affected cost of sales, selling, general and administrative expenses, research, development and engineering expenses and amortization of intangibles. Excluding these nonrecurring charges from 1997, 1996 and 1995 results, and the pre-tax charge to cost of sales in 1995 relating to the Detroit contract, gross profit, operating income and net income as a percentage of revenues for 1997, 1996 and 1995 would have been 34.7%, 36.5% and 35.1%; 2.9%, 5.4% and 6.7%; and 1.3%, 2.5%
     and 4.6%, respectively.

1997 Compared to 1996

The Company's results of operations for 1997 include the results of the Italian Licensee, acquired on December 30, 1996. The 1997 results of operations were negatively affected by the strength of the US Dollar relative to the currencies of significant operations in Europe and Japan.

Revenues

Revenues decreased by $93 million, or 5.8%, from $1,606 million in 1996 to $1,513 million in 1997. In 1997, the US Dollar strengthened in relation to most foreign currencies, and in particular the DM and Yen, which resulted in a $125 million decrease in revenue when compared to the average exchange rates for 1996. Excluding currency impact, revenues increased by $32 million, of which approximately $80 million relates to the net revenue contribution of the Italian Licensee. The underlying decrease in revenues is attributed to weak market conditions in Germany, France and Japan.

Revenues from operations in the Americas region decreased by 1.8%, from $565 million in 1996 to $555 million in 1997. Revenues in the region continue to be affected by the low level of capital spending in the United States' electrical utilities market. The deregulation of this industry in the United States has prompted many utilities to postpone capital investment projects. As the United States represents the Company's largest market in the Americas region, this trend has adversely affected the Company's revenues and will continue to do so until spending levels by utilities increase. In addition, revenues from the Company's North American analytical operations declined as a result of their transition to the newest generation product line which was introduced to the market in January 1998.

Revenues in Germany declined by 24.9%, from $551 million in 1996 to $414 million in 1997. Excluding currency impact, revenues declined by 11.0%. Although some signs of economic recovery are evident, capital spending in the industries traditionally served by Hartmann & Braun remains weak and competition in the German marketplace has been intense. In addition, the extent and duration of the restructuring actions in Germany, over the last two years, may have contributed to the lower revenues of the region. However, these restructuring efforts have positively impacted the cost structure and are expected to provide future benefits.

Revenues from operations in the Asia/Pacific region decreased by 4.8%, from $124 million in 1996 to $118 million in 1997; $8 million of the decrease was due to the strength of the US Dollar relative to the Yen. Revenues in the region were affected by the continued weakness of the Japanese economy, the Company's largest market in this region.

Revenues in the Rest of the World, including Europe other than Germany, excluding currency impact increased by 26.7% in 1997. Approximately 22.0% of the

1997 increase is due to the contributions from the Italian Licensee. Revenues were $367 million in 1996 and $426 million in 1997.

Gross Profit

Absent the nonrecurring costs described below, gross profit in 1997 and 1996 would have been $525 million and $586 million, or 34.7% and 36.5% of revenues, respectively. The decline in gross profit is attributable to weak market conditions, particularly in Germany, and the increasing level of competition in the marketplace. Nonrecurring costs associated with the Company's 1997 restructuring and 1996 Hartmann & Braun integration plan negatively affected gross profit in 1997 and 1996, respectively. In 1997, the Company recorded $20 million of nonrecurring costs related primarily to severance and related benefits for employee terminations. In 1996, the Company recorded a $109 million non-cash charge representing the fair value of the acquired Hartmann & Braun inventory over its replacement cost and $20 million of charges associated with severance and related benefits for terminated employees as well as charges for the closure of facilities. Including nonrecurring costs, the Company's gross profit increased by $48 million, or 10.5%, from $457 million in 1996 to $505 million in 1997. As a percentage of revenues, gross profit increased from 28.5% to 33.4%.

Operating Income

Absent the nonrecurring costs, operating income would have been $44 million and $87 million for 1997 and 1996, or 2.9% and 5.4% of revenues, respectively. In addition to the nonrecurring costs recorded to cost of sales, various nonrecurring costs related to the 1997 restructuring measures and the 1996 integration of Hartmann & Braun were recorded to other components of operating income. Selling, general and administrative expenses included nonrecurring costs of $15 million and $28 million in 1997 and 1996, respectively, for severance and related benefits for the terminated employees and the closure of facilities associated with the acquisition of Hartmann & Braun. Absent these nonrecurring costs, selling, general and administrative expenses in 1997 and 1996 would have been $368 million and $386 million, or 24.3% and 24.0% of revenues, respectively. Research, development and engineering expenses, in 1997, included $5 million of nonrecurring costs primarily for severance and related benefits for terminated employees. In 1996 the same expense category included $6 million of nonrecurring costs for severance and related benefits for terminated employees and the closure of facilities and a $57 million non-cash charge for the write-off of purchased in-process research and development. Absent these nonrecurring charges, research, development and engineering expenses in 1997 and 1996 would have been $75 million and $78 million, or 5.0% and 4.9% of revenues, respectively.

In the fourth quarter of 1997, the market release of the first components of the Symphony Enterprise Management and Control System was completed. Amortization of intangibles in 1997 includes $38 million for technology and capitalized software written off as a result of the release of Symphony.


In 1996, the acquisition of Hartmann & Braun caused the Company to re-evaluate existing lines of business. Amortization of intangibles in 1996 includes a $38 million non-cash write down of technology and goodwill relating to certain of the Company's lines of business. In 1997, the stronger US Dollar resulted in an unfavorable translation effect of approximately $7 million on operating income before nonrecurring costs when compared to the 1996 average exchange rates.

The nonrecurring costs, described above, impacted each of the geographic regions as follows:

Year Ended December 31,              1997             1996              1995
----------------------------------------------------------------------------
(In millions)

Americas                           $    9            $  48             $  11
Germany                                29              173               ---
Asia/Pacific                            3                3               ---
Rest of World                          38               34                 1
Total                              $   79            $ 258             $  12

Absent the nonrecurring costs noted above; (i) operating income in Germany decreased from $42 million in 1996 to $12 million in 1997 due to weak market conditions, (ii) operating income in the Americas decreased from $29 million in 1996 to $19 million in 1997, (iii) operating income in the Rest of the World increased from $8 million in 1996 to $14 million in 1997 which included a contribution from the Italian Licensee and (iv) operating income in Asia/Pacific decreased from $8 million in 1996 to a loss of $0.6 million in 1997 due primarily to the decreased performance in the Japanese market.

Interest

Interest expense remained flat at $37 million in 1997 and l996. This reflects the higher average borrowing levels in 1997 due to the cash outflows for the continued restructuring and integration of Hartmann & Braun, offset by a reduction in average interest rates due to a shift in the mix of borrowing to currencies bearing lower interest rates than US Dollar denominated debt, and a reduction due to currency translation.

Other Income and Expense, Net

Other income increased by $4 million from $11 million in 1996 to $15 million in 1997. The change was primarily due to a $6 million foreign currency exchange gain realized in the first quarter of 1997 and a $1.5 million pre-tax gain related to the divestiture of certain business lines recorded in the fourth quarter, both of which were offset by lower interest earnings of approximately $2 million.

Benefit from Income Taxes and Extraordinary Item


On a consolidated basis, the Company's income tax benefit decreased from $67 million on a pre-tax loss of $197 million in 1996 to $39 million on a pre-tax loss of $57 million in 1997. Absent nonrecurring costs, the Company's effective tax rate was a charge of 8.3% in 1996 and benefit of 57.3% in 1997. Overall, the Company's effective tax benefit of 68.1% and 33.8% in 1997 and 1996, reflects the recognition of deferred tax benefits associated with a series of European tax rulings obtained in 1994. The primary element of the benefits is approximately $150 million of tax deductions to be received over 17 years, beginning January 1994. For accounting purposes, the Company had been recognizing the benefit of the deductions ratably over the six-year life given to the underlying assets; in 1997, these assets were fully amortized and the residual tax benefit of $11 million, net of reserves, was recorded.

The Company has significant deferred tax assets largely related to the restructuring activities undertaken, most significantly in Germany. Although the German deferred tax assets have an indefinite carryforward period, management is committed to a plan to accelerate the realization of these deferred tax assets. Management believes it is more likely than not that the deferred tax assets will be realized; however, if not, a significant charge relating to these deferred tax assets could result. In the fourth quarter of 1997, the Company has recognized a valuation allowance of $11 million.

The extraordinary item in 1996 relates to the accelerated write-off of capitalized debt issue costs, recorded in conjunction with the January 1996 acquisition and refinancing.

1996 Compared to 1995

The Company's results of operations for 1996 include Hartmann & Braun for the period beginning January 2, 1996, the acquisition date. The results of operations for the Italian Licensee were not included in the Company's 1996 results of operations with the exception of $1 million of restructuring and integration costs. The 1996 results of operations were negatively affected by the movement of exchange rates between the US Dollar and the foreign currencies of significant international operations, namely Germany and Japan.

Revenues

Revenues increased by $762 million, or 90.3%, from $844 million in 1995 to $1,606 million in 1996. The majority of this increase was due to the acquisition of Hartmann & Braun. Revenues for 1996 if compared to 1995 revenues on a proforma basis, including Hartmann & Braun revenues from January 1, 1995, decreased by $240 million, or 13.0%, from $1,846 million in 1995 to $1,606 million in 1996. This decrease was attributed to weak market conditions in Germany and Japan, the decline in revenues from large systems contracts in Hartmann & Braun due to the substantial completion in early 1996 of three large contracts acquired in 1992 and also to exchange rates. In 1996, the rise of the US Dollar in relation to foreign currencies, primarily the DM and Yen, resulted in $57 million decrease in revenue when compared to the average exchange rates for 1995. The relationship of revenue increases by geographic region reflects primarily the merging of Hartmann & Braun which had the majority of its revenues in Europe with approximately half in Germany alone.

Revenues from operations in the Americas region increased by 25.6%, from $450 million in 1995 to $565 million in 1996. The growth in revenues was primarily attributed to the acquisition of Hartmann & Braun's analytical businesses located in North America. Aside from the acquisition, revenues in the region continued to be affected by lower capital spending in the United States' electrical utilities market. The deregulation of this industry in the United States prompted many utilities to postpone capital investment projects. As this represents the Company's largest market in the Americas region, this trend negatively affected the Company's revenues.

Revenues in Germany grew by 803%, from $61 million in 1995 to $551 million in 1996. The increase was due almost entirely to the acquisition of Hartmann & Braun which had approximately half of its business in Germany. The slow pace of the overall economic recovery in Germany has negatively affected the capital spending of the industries traditionally served by Hartmann & Braun. In addition, the magnitude of the restructuring that took place in Germany following the acquisition of Hartmann & Braun contributed to the less than expected operating results of the region.

Revenues from the operations in Asia/Pacific decreased by 17.9%, from $151 million in 1995 to $124 million in 1996. Revenues in the region were affected by the continued weakness of the Japanese economy, the Company's largest market in this region.

Revenues in the Rest of the World, including Europe other than Germany, grew by 102%, from $182 million in 1995 to $367 million in 1996. A substantial portion of the growth was due to the acquisition of Hartmann & Braun which historically derived a large percentage of its non-German revenue from the European market. Revenues in the Rest of the World were favorably affected by spending on North Sea Oil related projects, offset somewhat by lower spending levels of electric utilities, primarily in Europe.

Gross Profit

The Company's gross profit increased by $171 million, or 59.7%, from $286 million in 1995 to $457 million in 1996. As a percentage of revenues, gross profit decreased from 33.9% to 28.5%. Nonrecurring costs associated with the Hartmann & Braun and Fischer & Porter acquisitions negatively affected gross profit in 1996 and 1995. In 1996, the Company recorded a $109 million non-cash charge representing the fair value of the acquired Hartmann &

Braun inventory over its replacement cost and $20 million of charges associated with severance and related benefits for terminated employees as well as charges for the closure of facilities. In 1995, the Company recorded $0.1 million for nonrecurring costs associated with the acquisition of Fischer & Porter. In addition, the Company recorded a $12 million charge to cost of sales in 1995 relating to the City of Detroit contract. Absent the nonrecurring costs described above, gross profit in 1996 and 1995 would have been $586 million and $296 million, or 36.5% and 35.1% of revenues, respectively. The proforma increase in gross profit percentage is attributed to product mix due to the higher proportion of instrumentation sales in 1996 stemming from the acquisition of Hartmann & Braun.

Operating Income

Operating income decreased by $215 million or 489% from $44 million in 1995 to a loss of $171 million in 1996. Operating income was affected by higher amortization charges following the acquisition of Hartmann & Braun. In addition to the nonrecurring costs recorded to cost of sales, various nonrecurring costs associated with the Hartmann & Braun and Fischer & Porter acquisitions were recorded to other components of operating income. In 1996, selling, general and administrative expenses included $28 million of nonrecurring costs for severance and related benefits for the terminated employees and the closure of facilities associated with the acquisition of Hartmann & Braun. In 1995, selling, general and administrative expenses included $3 million of nonrecurring costs for severance and related benefits associated with the acquisition of Fischer & Porter. Absent these nonrecurring costs, selling, general and administrative expenses in 1996 and 1995 would have been $386 million and $184 million, or 24.0% or 21.8% of revenues, respectively. In 1996, associated with the acquisition of Hartmann & Braun, research, development and engineering expenses included $6 million of nonrecurring costs for severance and related benefits for terminated employees and the closure of facilities and a $57 million non-cash charge for the write-off of purchased in-process research and development. In 1995, research, development and engineering expenses included $0.1 million of nonrecurring costs for severance and related benefits associated with the acquisition of Fischer & Porter. Absent these nonrecurring charges, research, development and engineering expenses in 1996 and 1995 would have been $78 million and $36 million, or 4.9% and 4.3% of revenues, respectively.

As previously mentioned, the acquisition of Hartmann & Braun caused the Company to re-evaluate existing lines of business. Amortization of intangibles in 1996 included a $38 million non-cash write down of technology and goodwill relating to certain of the Company's lines of business held for sale or being combined into other existing businesses, resulting from decisions undertaken while integrating the Hartmann & Braun operations into those of the Company. Absent the nonrecurring charges described above, operating income would have been $87 million or 5.4% of revenue in 1996 compared to $57 million or 6.8% of revenue in 1995. In 1996, the stronger US Dollar resulted in an unfavorable translation effect of approximately $2 million on operating income before nonrecurring costs when compared to the 1995 average exchange rates.

Absent the nonrecurring costs noted above; (i) operating income in Germany increased from a loss of $0.4 million in 1995 to $42 million in 1996 due to the acquisition of Hartmann & Braun, (ii) operating income in the Americas decreased from $30 million in 1995 to $29 million in 1996, (iii) operating income in the Rest of the World decreased from $9 million in 1995 to $8 million in 1996, and
(iv) operating income in Asia/Pacific decreased from $18 million in 1995 to $8 million in 1996 due primarily to the decreased performance in the Japanese market.

Interest

Interest expense increased from $25 million in 1995 to $37 million in l996. Despite the Company's lower borrowing rates, the increase reflects the higher borrowing levels used to finance the acquisition of Hartmann & Braun. Interest expense was not materially affected by foreign currency translation.

Other Income and Expense, Net

Other income increased by $8 million from $3 million in 1995 to $11 million in 1996. The change was primarily due to an increase in interest income associated with the trust account designated to fund certain pension benefits in Germany and foreign currency exchange gains.

Benefit from Income Taxes and Extraordinary Items

On a consolidated basis, the Company's income tax benefit increased from $13 million on pre-tax income of $23 million in 1995 to $67 million on a pre-tax loss of $197 million in 1996. Absent nonrecurring costs, the Company's effective tax rate was a benefit of 23.7% in 1995 and a charge of 8.3% in 1996. Overall, the benefit provision reflects the recognition of tax benefits, including deferred tax benefits associated with a series of European tax rulings obtained in 1994. The primary element of the benefits is approximately $150 million of tax deductions to be received over 17 years, beginning January 1994, which have no corresponding pre-tax charge. For accounting purposes, the benefit of the deductions is recognized ratably over six years beginning January 1994.

The extraordinary items in 1996 and 1995 relate to the accelerated write-off of capitalized debt issue costs. The 1996 charge was recorded in conjunction with the January acquisition and refinancing and the 1995 charge was recorded coincident with the August 1995 refinancing (see Liquidity and Capital Resources).

Weighted Average of Common Shares Outstanding

The weighted average number of common shares outstanding in 1997 for the purpose of computing basic earnings per share ('EPS') was 29,202,000 compared to

27,886,000 in 1996. The increase was due to shares issued to Finmeccanica as consideration for the Italian Licensee in December 1996 (Note 3). Shares used in the basic EPS and diluted EPS computations are the same in 1997 and 1996 due to the Company's net loss.

Inflation

While the Company conducts business in numerous countries around the world, inflation has not had a significant effect in the regions where its principal operating units are located. Moreover, while pricing pressures have limited revenue increases, cost containment efforts have helped maintain operating income levels. Specifically, productivity increases have helped offset labor and overhead cost increases. Generally, the Company has experienced a favorable trend in the cost of purchased products and components. The operations conducted by the Company in areas of the world experiencing hyperinflation are not material to the Company's Consolidated Financial Statements.

Seasonality

Although the Company's business is not seasonal in the traditional sense, earnings have tended to concentrate in the second half of each calendar year. In 1997 and 1996, this trend was offset in part by the slow growth in served markets, principally electric utilities, and Germany.

Liquidity and Capital Resources

The Company's net debt at December 31, 1997 and 1996 was $604 million and $681 million, respectively. The reduction in 1997 resulted from the improved management of working capital, the divestiture of non-core or under-performing assets, and the impact of currency translation.

At December 31, 1997 and 1996, $287 million of convertible preferred securities, issued by a special purpose business trust (a wholly-owned subsidiary of the Company) were outstanding. The preferred securities, cumulative from the date of issue, require an annual dividend of 5.5% on their aggregate liquidation amount of $287 million. The annual dividend is payable in quarterly installments.

In connection with the financing needs arising from the 1996 acquisition of Hartmann & Braun, the Company entered into a financing agreement ('BofA Credit Facility') agented by Bank of America ('BofA') and Merrill Lynch Capital Corporation. This agreement is comprised of sub-facilities including a US Dollar denominated term loan principal amount of $200 million, a DM denominated term loan principal amount of the US Dollar equivalent of DM 286.5 million, and a multicurrency reducing revolving sub-facility, in the principal amount of the US Dollar equivalent of $355 million. The reducing revolving sub-facility provides for multicurrency borrowing options and US Dollar or DM denominated letter of credit options.

At December 31, 1997, under the BofA Credit Facility the Company had $102 million of total availability and $540 million outstanding. The outstanding $540 million BofA Credit Facility was comprised of $160 million of US Dollar term loans, $127 million of DM term loans and $253 million of primarily US Dollar revolving credit facilities. At December 31, 1997, the US Dollar and DM term loans bore interest of 6.1% and 4.1%, respectively, while the revolving credit facility bore interest of 5.0% to 6.3%. In addition, fees are payable with respect to outstanding letters of credit and on the banks' commitments.

The Company's majority shareholder, Finmeccanica, has recently selected an investment bank to advise in reviewing its options relative to the disposition of its holdings in the Company. As a result, the Company has determined that it was in the best interest to postpone its earlier decision to proceed with the refinancing of its long-term debt through access to public debt markets and the issue of new bank debt, until later in the year.

In the meantime, the terms and conditions of the BofA Credit Facility were amended effective February 27, 1998. Further to this amendment, a $150 million prepayment of the outstanding term loans was made utilizing the proceeds of a committed line of credit from Cofiri S.p.A. ('Cofiri'), an affiliate of the Company by virtue of being a wholly-owned subsidiary of Istituto per la Ricostruzione Industriale - IRI S.p.A. ('IRI') which is the majority shareholder of Finmeccanica. This committed line of credit amounting to $150 million, fully drawn on February 27, 1998, bears interest at LIBOR plus a spread of 115 basis points and is repayable in full on April 30, 1999.

Pursuant to the February 27, 1998 amendment, the BofA Credit Facility will terminate and is repayable in full on January 14, 1999. The term loans will continue to amortize in equal quarterly installments of approximately $8.6 million and are payable at the end of each calendar quarter. Subsequent to February 27, 1998 the loans advanced under the BofA Credit Facility will bear interest at LIBOR plus a spread of 112.5 basis points up to June 30, 1998, 125 basis points up to September 30, 1998 and 150 basis points thereafter.

Both the BofA Credit Facility, as amended, and the Cofiri line of credit have a change in control provision, whereby in the event Finmeccanica ceases to own at least 51% of the voting shares of the Company, the facilities become payable. In any event, the aforementioned BofA Credit Facility will be classified as current maturities at March 25, 1998.

In connection with the February 1998 amendment of the BofA Credit Facility, previously capitalized debt issue costs of $3.5 million will be expensed in the first quarter of 1998 as an Extraordinary item in the Consolidated Statement of Income.

The Company has pledged the capital stock of certain of its subsidiaries and the BofA Credit Facility is guaranteed by certain of the Company's subsidiaries and by a lien on the tangible assets of the Company's United States subsidiaries. The facility limits the Company's ability to pay dividends on the preferred securities of its subsidiary and prohibits the payment of dividends on the Company's common stock. The terms of the agreement obligate the Company to maintain a variety of covenants and financial ratios. These covenants were amended both in October 1997 and February 1998 due to the shortfall in earnings compared to initial expectations. In addition, the BofA Credit Facility requires the Company to enter into interest rate protection agreements and restricts the

Company's borrowings outside the facility, as well as its ability to have liens, encumbrances, capital expenditures and other items.

As previously discussed, the Company's borrowings are principally subject to variable interest rates. In order to reduce the risk associated with certain of its variable rate indebtedness, and in order to meet its obligations with respect to the BofA Credit Facility, the Company entered into an interest rate swap agreement through May, 1999. The swap agreement requires the Company to pay a fixed rate of 3.91% and to receive a floating rate based on LIBOR on a notional amount of DM 230 million. Net payments or receipts under this agreement are recorded in the period to which the payments relate as an adjustment to interest expense.

During 1997 the Company made capital expenditures of $36 million and incurred $80 million of research, development and engineering costs.

The Company's liquidity needs arise principally from working capital requirements, research and development costs, capital expenditures and interest payments on its indebtedness, including dividends on preferred securities. In addition, the Company incurred significant cash outlays in 1997 and 1996 relative to the employee terminations and facility closures. The Company will continue to incur such outlays in 1998 and to a lesser extent in 1999, as it funds severance and related costs associated with the reduction in work force of the combined companies (see Outlook). The Company anticipates that it will be able to satisfy its near-term cash requirements for operations primarily with cash generated by operations, borrowings under its credit facilities, continual improvements with respect to working capital levels and to a lesser extent through the divestiture of non-core assets and investments. In addition to the BofA Credit Facility, the Company's subsidiaries generally fund their short-term cash requirements through lines of credit negotiated independently.

Outlook

The Company is currently working to resolve the potential impact of the year 2000 on the processing of date-sensitive information by the Company's internal computerized information systems. The Company is also communicating with its installed customer base to help identify and resolve the year 2000 issues. Based on preliminary information, costs of addressing potential problems are not currently expected to have a material adverse impact on the Company's financial position, results of operations, or cash flows in future periods. However, if the Company, its customers, or vendors are unable to resolve such processing issues on a timely manner, it could result in a material financial risk. Accordingly, the Company plans to devote the necessary internal resources and align itself with an external partner in order to resolve all significant year 2000 issues in a timely manner.

The Company's 1997 restructuring initiatives included additional restructuring in Germany, although the plan was not entirely finalized as of December 31, 1997. With respect to this 1997 initiative an additional pre-tax restructuring charge of $7 million will be recorded in the first quarter of 1998. At this time, there can be no assurance as to the ultimate outcome of the Company's restructuring and integration plans, as to the ultimate cost of such plans and the impact of such cost on the Company's earnings or as to the timing of any benefits to the Company of the implementation of such plans.

Looking forward to 1998 operations, market conditions in most of Europe, Japan and in the US electrical utilities market are not expected to strengthen significantly.

New Accounting Pronouncements

The Company adopted SFAS 121 'Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of' and SFAS 123 'Accounting for Stock-Based Compensation' in 1996, and SFAS 128 'Earnings Per Share' in 1997. The Company is required to adopt SFAS 130 'Reporting Comprehensive Income' and SFAS 131 'Disclosures about Segments of an Enterprise and Related Information', both disclosure-related standards, in its 1998 Consolidated Financial Statements.

Cautionary Statement -- Certain Risk Factors

This document contains 'forward-looking' statements within the meaning of the federal securities laws of the United States. These forward-looking statements include, among others, statements concerning the Company's outlook for 1998, the financial and technological benefits the Company expects to receive from its newly introduced Symphony enterprise management and control system, and other product introductions, the Company's expected earnings and results, the continued restructuring of the Hartmann & Braun operations and the realization of cost savings therefrom, the effect of foreign currency fluctuations relative to the US Dollar, changes in the Company's rates or basis of income taxation, management's belief as to the outcome of the City of Detroit litigation, the anticipated costs of environmental compliance, market conditions in Europe and Japan, the electric utility market in the U.S., the Company's management of a competitive pricing environment, the Company's utilization of tax (and particularly German) assets, continued spending on North Sea oil projects, the favorable trend in costs of purchased products and components, cash outlays in connection with employee terminations in 1998 and 1999 and the timing of those terminations, expectations as to near-term cash requirements, the anticipated costs of achieving Year 2000 compliance, and any other statements concerning future plans, strategies or anticipated events or matters which are not historical facts. Actual results and performance of the Company could differ materially from those expressed in or implied by these forward-looking statements as a result of a number of known and unknown risks.

Among the important factors that could prevent the Company from achieving its goals - and cause actual results to differ materially from those expressed in the forward-looking statements - include, but are not limited to, the following risk factors: (i) increased dependence on large system contracts, (ii) adverse economic conditions in the principal industries and geographical areas to which the Company sells, particularly the effect of recent adverse economic developments in East Asia, (iii) changes in market conditions, including the effect of deregulation in the electric power industry, (iv) risk associated with Company's investment and substantial operations outside of the United States, particularly Germany, including those related to the local economic and market conditions, exchange rate fluctuations, local regulatory requirements and political factors, (v) timely introduction and acceptance by the process automation markets of the Company's new Symphony enterprise management and control system and other key product introductions, (vi) the ability of the Company to successfully and timely complete the restructuring of Hartmann & Braun operations, (vii) the effect on the Company of any Finmeccanica announcement regarding the disposition of its interests in the Company, (viii) the competitive nature of the industry and potential impact of industry consolidation, (ix) the uncertainties and risks inherent in any litigation to which the Company is a party and lack of assurances of a positive outcome thereupon with particular reference to the City of Detroit litigation, (x) effects of compliance with the changes in government regulations, with particular reference to environmental regulations, and (xi) changes in the Company's rates or basis of income taxation.

These and other risks and uncertainties affecting the Company are discussed in greater detail in the Company's 20-F and in other filings by the Company with the United States Securities and Exchange Commission.

                        consolidated statement of income

Year Ended December 31,                                                      1997             1996          1995
---------------------------------------------------------------------------------------------------------------------
(Amounts in Thousands, Except Share Data)

Revenues(1)                                                              $  1,513,237    $  1,606,100    $    843,874
Cost of sales                                                               1,008,386       1,148,840         557,646
Gross profit(2)                                                               504,851         457,260         286,228
Selling, general and administrative expenses(3)(4)                            382,954         413,214         187,224
Research, development and engineering expenses                                 80,107         141,335          36,218
Amortization of intangibles                                                    76,596          80,396          25,197
Royalty income - affiliates                                                        --          (7,117)         (6,463)
Operating (loss) income                                                       (34,806)       (170,568)         44,052
Interest expense                                                               36,705          37,341          24,721
Other (income) and expense, net                                               (14,650)        (10,877)         (3,187)
(Loss) income before income taxes, minority interest,
      and extraordinary item                                                  (56,861)       (197,032)         22,518
Income tax benefit                                                            (38,719)        (66,528)        (12,546)

Minority interest in net income (loss) of subsidiaries                           (850)             --           3,440
Minority interest - dividends on preferred securities of grantor trust         15,994          16,084             380
(Loss) income before extraordinary item                                       (33,286)       (146,588)         31,244
Extraordinary item - early extinguishment of debt -
      (write-off of deferred financing costs)                                      --            (718)           (651)
Net (loss) income                                                        $    (33,286)   $   (147,306)   $     30,593

Earnings per common share - basic:
(Loss) income before extraordinary item                                  $      (1.14)   $      (5.26)   $       1.34
Extraordinary item - early extinguishment of debt -
  (write-off of deferred financing costs)                                          --           (0.02)          (0.03)
Net (loss) income                                                        $      (1.14)   $      (5.28)   $       1.31
Weighted average shares outstanding                                        29,202,000      27,886,000      23,400,000

Earnings per common share - diluted:
(Loss) income before extraordinary item                                  $      (1.14)   $      (5.26)   $       1.33
Extraordinary item - early extinguishment of debt -
  (write-off of deferred financing costs)                                          --           (0.02)          (0.03)
Net (loss) income                                                        $      (1.14)   $      (5.28)   $       1.30
Weighted average shares outstanding                                        29,202,000      27,886,000      23,470,000


(1) Includes sales to affiliates of $50,078, $42,452 and $19,779 for the years ended December 31, 1997, 1996 and 1995, respectively (Note 17).

(2) Includes gross profit on sales to affiliates of $11,668, $16,556 and $7,714 for the years ended December 31, 1997, 1996 and 1995, respectively (Note
     17).

(3) Includes charges from affiliates for reimbursement of costs incurred and services performed amounting to $7,089, $2,300 and $3,782 for the years ended December 31, 1997, 1996 and 1995, respectively (Note 17).

(4) Includes reimbursements for costs incurred in performing services on behalf of affiliates amounting to $585 and $739 for the years ended December 31, 1996 and 1995, respectively.

The accompanying notes are an integral part of these Consolidated Financial Statements.

                           consolidated balance sheet

December 31,                                                                           1997          1996
--------------------------------------------------------------------------------------------------------------

(Amounts in Thousands, Except Share Data)

Assets
    Current Assets:
       Cash and cash equivalents                                                    $    15,179    $    21,241
       Accounts receivable(1)                                                           326,630        404,535
       Amounts due from affiliates                                                       17,496         20,053
       Costs in excess of billings on uncompleted contracts                             147,571        169,006
       Inventory                                                                        263,069        289,492
       Refundable and deferred income taxes                                              37,034         51,094
       Other current assets                                                              34,989         25,982
          Total current assets                                                          841,968        981,403
    Property, plant and equipment, net                                                  280,946        342,289
    Technology, goodwill and other intangibles                                          448,715        552,195
    Deferred tax assets                                                                 267,990        203,489
    Other assets                                                                         98,534        105,318
          Total assets                                                              $ 1,938,153    $ 2,184,694
Liabilities and Shareholders' Equity
    Current Liabilities:
       Notes payable                                                                $    58,628    $    40,001
       Current maturities of long-term debt                                              39,107         82,886
       Accounts payable                                                                 120,010        113,186
       Amounts due to affiliates                                                          6,228          8,219
       Billings in excess of costs on uncompleted contracts                              56,996         93,431
       Accrued employee benefits                                                        116,615        141,775
       Accrued and deferred income taxes                                                 65,663         76,087
       Other accrued liabilities                                                        154,860        184,614
          Total current liabilities                                                     618,107        740,199
    Long-term debt                                                                      520,968        579,072
    Pension and other postretirement benefits                                           224,980        257,672
    Other non-current liabilities                                                        78,838         59,571
    Minority equity in subsidiaries                                                       9,208         10,586
    Minority equity -- Company obligated preferred securities of grantor trust(2)       279,067        278,858

    Shareholders' Equity:
    Common stock, NLG 1.00 par value per share, 75,000,000 shares authorized
       and 29,202,000 outstanding at 1997 and 1996                                       16,461         16,461
    Priority shares, NLG 1.00 par value per share, 1,000 shares authorized;
            none outstanding                                                                 --             --
    Additional paid in capital                                                          385,254        385,254
    Retained deficit                                                                   (169,292)      (136,006)
    Foreign currency translation adjustment and other equity                            (25,438)        (6,973)
          Total shareholders' equity                                                    206,985        258,736
          Total liabilities and shareholders' equity                                $ 1,938,153    $ 2,184,694
Commitments and contingencies (Note 16)                                             $        --    $        --


(1) Net of allowances of $15,520 and $17,366 at December 31, 1997 and 1996, respectively.

(2) The sole asset of the grantor trust is the principal amount of the Company's 5.5% convertible subordinated debentures due 2035, of $295,876 at

     December 31, 1997 and 1996.

The accompanying notes are an integral part of these Consolidated Financial Statements.

            consolidated statement of changes in shareholders' equity

                                                                                                            Foreign
                                                                                                            Currency
                                                                                Additional    Retained     Translation
                                                             Common Stock         Paid        (Deficit)       and
                                                          Shares     Amount     in Capital    Earnings    Other Equity      Total
                                                          ------    ---------    ---------    ---------     ---------     ---------
(Amounts in Thousands)

Balance -- December 31, 1994                              23,400    $  12,912    $ 241,303    $   2,102     $  (4,999)    $ 251,318
   Net income                                                 --           --           --       30,593            --        30,593
   Foreign currency translation
      and other                                               --           --           --           --        (4,910)       (4,910)
Balance -- December 31, 1995                              23,400       12,912      241,303       32,695        (9,909)      277,001
   Net loss                                                   --           --           --     (147,306)           --      (147,306)
   Net proceeds from common stock
       issuances of exercised options                         16            9          292           --            --           301
   Shares issued to majority shareholder
       for cash and as consideration for
       business acquisition(1)                             5,786        3,540      143,659           --            --       147,199
   Excess of purchase price over net book
       value of business acquired from
       majority shareholder(1)                                --           --           --      (21,395)           --       (21,395)
   Foreign currency translation and other                     --           --           --           --         2,936         2,936
Balance -- December 31, 1996                              29,202       16,461      385,254     (136,006)       (6,973)      258,736
   Net loss                                                   --           --           --      (33,286)           --       (33,286)
   Foreign currency translation and other                     --           --           --           --       (18,465)      (18,465)
Balance -- December 31, 1997                              29,202    $  16,461    $ 385,254    $(169,292)    $ (25,438)    $ 206,985

(1)  See Note 3.

The accompanying notes are an integral part of these Consolidated Financial Statements.

                      consolidated statement of cash flows

Year Ended December 31,                                                                       1997           1996           1995
------------------------------------------------------------------------------------------------------------------------------------
(Amounts in Thousands)

Cash flows provided by (used for) operating activities:
      Net income (loss)                                                                   $   (33,286)   $  (147,306)   $    30,593
      Adjustments to reconcile net income to net cash
       provided by (used for) operating activities:
            Depreciation                                                                       42,416         44,576         23,181
            Amortization                                                                       76,596         80,396         25,197
            Non-cash charges related to acquisitions                                               --        165,818             --
            Non-cash charges related to debt refinancing                                           --            798          1,050
            Gain on disposal of assets                                                         (2,162)            --             --
            Deferred income taxes                                                             (52,613)       (83,922)       (17,725)
            Dividends on preferred securities                                                  15,785         16,196             --

      Changes in operating assets and liabilities, net of
            effects from acquisition of businesses:
            Decrease in accounts receivable                                                    74,756         33,417         11,012
            (Increase) decrease in amounts due to/from affiliates                                 566          6,481         (7,845)
            (Increase) decrease in costs in excess of billings on uncompleted contracts        20,885         16,239         (2,812)
            (Increase) decrease in inventory                                                   22,325          8,834        (16,908)
            Increase (decrease) in accounts payable                                             7,799        (45,586)        11,152
            Increase (decrease) in billings in excess of costs on uncompleted contracts       (36,435)       (38,416)         8,848
            Decrease in accrued employee benefits and other accrued liabilities               (56,924)       (74,574)       (32,469)
            Other                                                                             (11,128)        17,022         (9,032)
                  Net cash provided by (used for) operating activities                         68,580            (27)        24,242

Cash flows provided by (used for) investing activities:
      Acquisition of businesses, less cash and cash equivalents acquired                           --       (712,905)        (9,752)
      Cash restricted for business acquisition financing                                           --        201,316       (201,316)
      Purchase of property and equipment                                                      (36,207)       (33,051)       (18,311)
      Increase in technology, goodwill and other intangibles                                  (15,207)        (9,352)       (10,668)
      Proceeds from sale of assets                                                             31,152             --             --
      Other                                                                                        --             --         (3,200)
             Net cash (used for) investing activities                                         (20,262)      (553,992)      (243,247)

Cash flows provided by (used for) financing activities:

      Proceeds from long-term borrowings                                                      236,760      1,021,510        305,949
      Repayments of long-term borrowings                                                     (307,935)      (652,163)      (276,795)
      Net borrowings (repayments) under short-term facilities                                  18,627          9,367        (39,549)
      Payment of deferred financing costs                                                          --         (6,119)        (1,025)
      Net proceeds from common stock issuance                                                      --        118,414             --
      Net proceeds from grantor trust's issuance of preferred securities                           --         77,304        201,316
      Dividends on preferred securities paid by grantor trust                                 (15,785)       (16,196)            --
                  Net cash (used for) provided by financing activities                        (68,333)       552,117        189,896
Effect of exchange rates on cash                                                               13,953         11,516          1,377
                  Net (decrease) increase in cash and cash equivalents                         (6,062)         9,614        (27,732)
Cash and cash equivalents at beginning of year                                                 21,241         11,627         39,359
Cash and cash equivalents at end of year                                                  $    15,179    $    21,241    $    11,627

Significant non-cash financing and investing activities were as follows:

Common stock issued for acquired companies (Note 3)                                       $        --    $    29,087    $        --



The accompanying notes are an integral part of these Consolidated Financial Statements.

                   notes to consolidated financial statements
                    (Amounts in Thousands, Except Share Data)



Note 1 -- Organization

Elsag Bailey Process Automation N.V. is a Netherlands company formed on October 28, 1993 (together with its subsidiaries, the 'Company') and is the successor to the business of Bailey Controls Company which was acquired along with certain affiliates by a subsidiary of Finmeccanica S.p.A. ('Finmeccanica') on October 31, 1989. Finmeccanica, an Italian engineering company, is the majority owner of the Company, having a 61%, interest at December 31, 1997 and 1996. Finmeccanica is majority owned by Istituto per la Ricostruzione Industriale--IRI S.p.A. ('IRI') (Note 17).


Note 2 -- Significant Accounting Policies

Basis of Accounting

The Consolidated Financial Statements and the Notes to Consolidated Financial Statements are expressed in thousands of United States Dollars ('US Dollars') and have been prepared in accordance with United States Generally Accepted

Accounting Principles ('US GAAP'). Certain prior year amounts have been reclassified to conform to the current year's presentation.

Consolidation

The Consolidated Financial Statements include the accounts of all majority-owned subsidiaries and subsidiaries in which the Company has control. The Company's investments in other companies in which it does not have the ability to exercise significant influence over operating and financial policies are accounted for using the equity method. The Company's share of the net income (losses) of these companies is included in the consolidated results of operations within other (income) and expense, net. Investments in other companies, carried at cost, are not significant. All significant intercompany transactions have been eliminated.

Cash

Cash and cash equivalents include cash and interest-bearing deposits, demand or other, which mature within three months from the date of deposit.

Inventory

Inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out ('FIFO') or average cost method.

Investments

The Company follows the provisions of Statement of Financial Accounting Standards ('SFAS'), No. 115 'Accounting for Certain Investments in Debt and Equity Securities,' when accounting for applicable investments. This standard requires that certain debt and equity securities be adjusted to market value at the end of each accounting period and that others be carried at amortized cost. Unrealized market value gains and losses are included in earnings if the securities are held for sale or deemed to be trading securities. Otherwise, such unrealized gains and losses, if recognized, are included as a separate component of shareholders' equity.

Management determines the proper classification of investments in obligations with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 1997, certain debt securities with fixed maturities are designated as held to maturity. Accordingly, these securities are stated at amortized cost.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred. When property is sold or retired, the cost of the property and related accumulated depreciation are removed from the balance sheet and any gain or loss is included in income. Property, plant and equipment are generally depreciated using accelerated methods for income tax purposes, and the straight-line method for financial reporting purposes over the following estimated useful lives:

              Buildings                                              20-50 years

              Machinery and equipment                                 3-15 years

              Leasehold improvements and furniture and fixtures       2-20 years

Technology, Goodwill and Other Intangibles

Purchased technology is amortized over periods ranging from two to fifteen years. Capitalized software development costs are amortized over periods ranging from three to five years. Goodwill is amortized over periods ranging from ten to thirty years. Other intangible assets are amortized over periods of up to seventeen years. The Company experiences substantial competition and operates in an environment of constant technological change. Therefore, it is reasonably possible that the economic life attributed to each of the aforementioned intangibles will be reduced in the near term. The Company periodically evaluates the recoverability of intangible assets and related amortization periods.

Capitalized Software

Costs related to the conceptual formulation and design of software products and other costs incurred prior to establishing technological feasibility are expensed as product development costs. Costs incurred subsequent to establishing the technological feasibility of software products are capitalized in accordance with SFAS No. 86 "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Amortization of capitalized software costs, which begins when products are available for general release to customers, is calculated on a straight-line basis over the expected product lives.

Income Taxes

The Company accounts for income taxes utilizing an asset and liability approach. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

Earnings Per Share

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share", which requires companies to present basic earnings per share ('EPS') and diluted EPS, instead of the primary and fully diluted EPS previously required. The new standard requires additional information and disclosures, and makes certain modifications to the EPS calculations defined in Accounting Principles Board No. 15. The adoption of the new standard is required for the year ending December 31, 1997, and requires restatement of EPS for all prior periods reported.

The convertible preferred securities issued by the Company's subsidiary (Note
11) and outstanding stock options under the Company's 1993 long-term Stock Incentive Plan (Note 14) are included in the diluted EPS calculation to the extent they are dilutive. Due to the net loss for 1997 and 1996, the effects would be anti-dilutive. For 1995, convertible preferred securities were excluded from the computation as their effect was anti-dilutive; however, outstanding stock options had a dilutive effect. In accordance with SFAS 128, the following is a reconciliation of the numerator and denominator of the basic and diluted EPS computation for "income before extraordinary item" in 1995.

                                                     For the Year Ended December 31, 1995

                                                  Income             Shares           Per-Share
                                                (Numerator)       (Denominator)        Amount
--------------------------------------------------------------------------------------------------
Basic EPS:
      Income before extraordinary item          $ 31,244          23,400,000          $ 1.34
Effect of Dilutive Options                            --              70,000
Diluted EPS:
      Income before extraordinary item
      plus assumed exercise of options          $ 31,244          23,470,000          $ 1.33

A total of 1,000 priority shares, with a par value of 1.00 Netherlands Guilder ('NLG') per share have been authorized, none of which are issued or outstanding. The priority shares are only issuable to Finmeccanica upon certain changes in control of the Company.

Foreign Currency Translation

Foreign currency translation of substantially all assets and liabilities of non-United States affiliates is computed using period-end currency exchange rates. Income and expense are translated using average exchange rates for the period. Cumulative translation adjustments are presented as a separate component of shareholders' equity. Foreign currency translation adjustments relating to hyperinflationary currencies are included in other (income) and expense, net.

Revenue Recognition

The Company recognizes revenue and expense relating to system sales on the percentage-of-completion method, measured on the basis of costs incurred as compared to management's estimate of total costs, engineering costs incurred as compared to management's estimate of total engineering costs, or units of delivery. Management's estimates of costs are reviewed periodically as the work on contracts progresses. Substantially all of the Company's projects are on fixed-price terms; therefore, any revisions resulting from such periodic reviews may affect the gross profit recognized. The Company records the cumulative effect of these revisions on gross profit in the period when the revision is determined. Revenues relating to contracts or contract changes that have not been completely priced, negotiated, documented, or funded are not recognized unless realization is considered probable and the amount can be reasonably estimated. Many contracts are performed over extended periods of time and are subject to changes in scope of work and delivery schedules. Until change orders are approved, there can be no assurance that associated revenues will be realized. Pricing negotiations on changes and settlement of claims often extend over prolonged periods of time. Any anticipated losses on contracts (estimated final contract costs, excluding period costs, in excess of estimated final contract revenues) are charged to current operations as soon as they are evident. The aggregate of all costs incurred, including direct subcontracting charges, raw material, direct labor and certain indirect costs, and income recognized on uncompleted contracts in excess of related billings is shown as a current asset. The aggregate of billings in excess of costs incurred and income recognized on uncompleted contracts is shown as a current liability.

Product and service revenues are recognized upon shipment or when services are performed.

Research, Development and Engineering Expenses

The Company is actively engaged in basic technology, applied research and development and general engineering programs that are designed to develop new or improved products and process applications. The cost of these programs is charged to expense as incurred except for certain software development costs, as described above, that are capitalized in accordance with SFAS 86. Research and development expenditures were $67,668, $129,338 and $26,993, in 1997, 1996 and 1995, respectively. The 1996 amount includes a $56,752, non-cash charge for in-process research and development purchased in connection with the acquisition of Hartmann & Braun.

Credit Risk and Fair Value of Financial Instruments

The Company markets its products to numerous customers in various industries and geographic regions, thereby spreading its credit risk related to receivables. The Company is exposed to credit risk with respect to the obligation on receivables sold with recourse, letters of credit, bank guarantees, foreign exchange forward contracts and interest rate swap agreements in the event of non-performance by the counter-parties to financial instruments. Management believes the risk of incurring material losses related to these financial instruments is remote since the counter-parties are major financial institutions.

The Company sold receivables with recourse to financial institutions at various times in 1997 and 1996 for total amounts of $136,835 and $110,641, respectively. At December 31, 1997 and 1996 the Company had $37,837 and $31,806, respectively, of receivables outstanding under such programs. The discount on transferring the receivables is recorded in the Consolidated Statement of Income as interest expense. Where receivables have been sold with recourse, an estimated provision for uncollectibility is provided. The fair value of the off-balance sheet recourse obligation at December 31, 1997 and 1996 approximates the carrying value.

The Company is contingently liable under standby letters of credit totaling $142,354 and $156,157 at December 31, 1997 and 1996, respectively. Such letters of credit and bank guarantees are issued in the ordinary course of the Company's large systems business in accordance with specified terms and conditions, and, in some cases, reduce availability under the credit facilities (Note 10). The fair value of these off-balance sheet instruments approximates contract values based on the nature of the arrangement with the issuing institution.

The Company enters into foreign exchange forward contracts to hedge the foreign currency transaction exposure that arises in the normal course of business. These contracts are primarily utilized to hedge intercompany borrowing arrangements, assets, liabilities and commitments denominated in currencies other than the functional currency of the entity. Because the Company generally enters into short-term contracts, the fair value of these forward contracts does not differ materially from the carrying amount. Premiums or discounts that arise at the time these arrangements are entered into are generally amortized over the life of the contract. Realized and unrealized gains and losses on foreign exchange forward contracts are recorded in net income, with the exception of gains and losses on contracts designed to hedge the Company's net investment in certain foreign subsidiaries which are included in the cumulative translation adjustment account and gains and losses on contracts designed to hedge specific foreign currency commitments which are deferred and included in the basis of the underlying transaction. Deferred amounts were not material in 1997 or 1996. The Company does not hold or issue financial instruments for trading purposes.

The table below summarizes, by currency, the notional amounts of the Company's outstanding foreign exchange forward contracts at December 31, 1997 and 1996. Foreign currency amounts are translated at exchange rates as of December 31, 1997 and 1996. The "Buy" and "Sell" amounts represent the U.S. Dollar equivalent of commitments to purchase and sell foreign currencies, respectively.

                                         1997                     1996
--------------------------------------------------------------------------------
Currency                            Buy         Sell         Buy         Sell
--------------------------------------------------------------------------------

Deutsche Mark                    $  1,177     $231,196     $ 45,484     $221,279
Italian Lira                     $ 25,828     $ 27,120     $     --     $ 27,670
French Franc                     $     --     $ 26,171     $  4,817     $ 16,435
British Pound                    $  1,454     $ 13,223     $  5,480     $ 22,470
Japanese Yen                     $     --     $ 12,367     $     --     $     --
Netherland Guilder               $ 10,176     $ 11,911     $  5,887     $     --

United States Dollar             $    172     $ 10,500     $  1,921     $  6,050
Norwegian Krona                  $  2,161     $  6,743     $    931     $    372
Other                            $    396     $ 16,549     $    435     $ 14,295

In 1996, the Company entered into an interest rate swap agreement through May 1999 to reduce risk associated with variable interest rates. The agreement requires the Company to pay a fixed rate of 3.91% and to receive a floating rate based on LIBOR on a notional amount of DM 230,000. Net payments or receipts under this agreement are recorded in the period to which the payments relate as an adjustment to interest expense.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts of these instruments approximate fair value due to their short maturity, generally less than three months.

Investment securities: The fair value of long-term investment securities (Note
9) are determined based on quoted market prices at December 31, 1997 and 1996.

Short and long-term debt: The carrying amounts of short and long-term borrowings approximate fair value because of the variable interest rate nature of the portfolio.

Foreign exchange forward contracts: The fair value of foreign currency exchange contracts is based on exchange rates at December 31, 1997 and 1996 as the contracts generally have a maturity of less than one month. The estimated fair market value of the Company's off-balance sheet foreign exchange forward contracts was an asset of $1,926 at December 31, 1997 and a liability of $2,657 at December 31, 1996.

Defined Benefit Plans

The Company utilizes the projected unit credit actuarial cost method for determining pension costs. The Company's funding policies comply with the requirements of local laws and regulations. Where funded, assets of the Company's defined benefit plans are invested primarily in short-term marketable investments and corporate securities.

Postretirement Benefits Other Than Pensions

The Company recognizes postretirement benefit costs, including medical benefits, prescription drug and life insurance plans for certain of its United States hourly bargaining employees over the service lives of such employees. These benefit plans are unfunded. The Company's liability for such costs outside the United States is insignificant (Note 15).

Other (Income) and Expense, Net


Other (income) and expense, net, shown on the Consolidated Statement of Income consists primarily of interest income ($5,489, $7,395 and $2,529, for 1997, 1996 and 1995, respectively); and currency exchange gains (losses) ($7,258, $1,219 and ($28), for 1997, 1996 and 1995, respectively).

Impairment of Assets

The Company is continuously developing its products and process applications. These investments eventually evolve into the release of new products. In the fourth quarter of 1997, the Company completed the market release of the first components of its Symphony enterprise management and control system. As a result of this significant release, the Company performed an in-depth review of existing technologies, capitalized software, patents and licenses in order to assess possible impairment. As a result, in the fourth quarter the Company recorded a pre-tax charge of $38,246 to write-down the value of existing technology by $27,566 and capitalized software by $10,680.

In the first quarter of 1996, the Company adopted SFAS 121, 'Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed of.' There was no effect on the financial statements from the adoption of this statement.

Other Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board issued SFAS 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements displayed with the same prominence as other financial statements. Comprehensive income includes such items as foreign currency translation adjustments and unrealized gains and losses from investing and hedging activities. Adoption of SFAS 130 is required in the Company's calendar year ending December 31, 1998.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement requires that public companies report financial and descriptive information about its reportable operating segments. Generally, financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. This statement requires that public companies report a measure of segment profit or loss, certain specific revenue and expenses items, and segment assets. It requires that public companies report information about the revenues derived from a company's products or services, geographic areas, and major customers. Adoption of SFAS 131 is required in the Company's calendar year ending December 31, 1998. The Company's management has not yet completed its assessment of how the "management approach" impacts existing disclosure requirements.

Use of Estimates in Preparation of Financial Statements


The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Note 3 -- Acquisitions

On December 30, 1996 the Company acquired the net assets of Elsag Bailey Automazione Processi S.p.A. ('Italian Licensee'), the process control division of Finmeccanica. Previously, this division was a licensee of the Company's technology in Italy. Total consideration was comprised of assumed debt of $13,176 and 1,300,000 shares of common stock valued at $29,087. The fair market value of the common stock was based on the market value on the date the terms of the transaction were agreed upon. The total consideration was based on an appraisal received from an independent investment banking firm. Because of the related party nature of the transaction, it was accounted for as a purchase using the predecessor's accounting basis. Assets and liabilities of approximately $97,207 and $76,339, respectively, were recorded and included in the Company's Consolidated Balance Sheet at December 31, 1996. The difference between the consideration and the underlying historical net assets amounted to $21,395 and was recorded as a charge to retained earnings. The results of operations of the Italian Licensee have been included with those of the Company since January 1, 1997. The combined 1996 revenues of the Company would have been approximately $1,706,000 had the acquisition occurred on January 1, 1996.

On January 2, 1996, the Company acquired the stock of substantially all of the Hartmann & Braun group of companies from Mannesmann AG for approximately $639,000 and assumed debt of $60,000 owing to Mannesmann which was paid concurrently. The purchase price was principally financed by (i) the private placement of $207,000 of preferred securities by a subsidiary of the Company in December 1995 (Note 11), (ii) Finmeccanica's subsidiary's purchase, in January 1996, of $80,000 of preferred securities carrying the same terms as those issued through the private placement in December 1995 (Note 11), (iii) Finmeccanica's subsidiary's purchase of $120,000 of the Company's common shares (4,485,981 common shares), and (iv) bank borrowings aggregating $292,000, pursuant to the credit facility described in Note 10.

The acquisition of Hartmann & Braun was accounted for under the purchase method of accounting. Accordingly, the purchase price was allocated to assets acquired and liabilities assumed based on their fair value. The fair value of assets acquired and liabilities assumed were approximately $1,300,000 and $929,000, respectively. The difference between the fair market value of the net assets acquired and purchase price amounted to approximately $328,000, and was recorded as goodwill. The accompanying Consolidated Financial Statements include the results of Hartmann & Braun for the periods subsequent to the acquisition.




Note 4 -- Restructuring and Divestitures

In 1997, in connection with the Company's plan to reduce costs and improve operating efficiencies, restructuring liabilities of $33,594 were recorded in the Consolidated Statement of Income. The principal actions in the 1997 restructuring plan involve the termination of approximately 1,300 employees and the closure of certain facilities. This restructuring plan is expected to be complete by 1999.

In addition, in 1996 the Company established restructuring liabilities through operations and the opening balance sheet, depending upon the type of cost, in connection with the Hartmann & Braun acquisition for the termination of 1,600 employees, facility closures and other integration costs. Geographically, the most significant terminations occurred at the Hartmann & Braun German facilities, where several facilities were vacated and operations consolidated. In addition, other operations around the world were combined, resulting in vacated facilities and cancelled lease commitments. The 1996 restructuring plan is expected to be complete in 1998.

At December 31, 1997 there were approximately 550 remaining terminations to be made of employees identified in the 1997 and 1996 restructuring plans.

The restructuring liabilities recorded in 1997 and 1996, and related activity, are summarized below:

                                                                    Facility Closures,
                                                                       Relocation
                                                         Terminated      Costs
                                                           Personnel    and Other      Total
------------------------------------------------------------------------------------------------
Restructuring liabilities established in the opening
    balance sheet -- Hartmann & Braun                      $ 108,665    $  20,006    $ 128,671
Restructuring liabilities established through operations      11,407        7,194       18,601
Provisions utilized and effects of translation               (52,240)     (19,233)     (71,473)
Balance at December 31, 1996                                  67,832        7,967       75,799
Restructuring liabilities established through operations      24,785        8,809       33,594
Provisions utilized and effects of translation               (47,470)     (11,688)     (59,158)
Balance at December 31, 1997                               $  45,147    $   5,088    $  50,235
Cash Expenditures -- 1996                                  $  44,962    $  14,304    $  59,266
Cash Expenditures -- 1997                                  $  34,630    $   6,224    $  40,854

The pre-tax restructuring costs for the terminations and the integration of operations and acquisition charges recorded in the Consolidated Statement of Income were as follows:


Year Ended December 31,                              1997              1996
---------------------------------------------------------------------------
Cost of sales                                   $  19,293          $117,388
General and administrative                         11,346             9,055
Research, development and engineering               2,955            57,143
Amortization of intangibles                        38,246            38,351
Other expense                                          --               359
Total                                           $  71,840          $222,296

In addition to the 1997 restructuring liabilities recorded, the Company determined, in the fourth quarter, that certain intangible assets were impaired and a non-cash pre-tax charge of $38,246 was recorded to write-down the value of existing technology by $27,566 and capitalized software by $10,680 (Note 2).

The 1996 acquisition charges include non-cash amounts of $56,752 for purchased in-process research and development and $108,592 representing the fair market value of inventory over replacement cost of inventory. Also, as a result of the Company's integration of the Hartmann & Braun operations, management re-evaluated certain existing lines of business and decided that certain of these lines of business would be held for sale, and others would be combined into other existing businesses of the Company; accordingly, in 1996, the Company recorded a pre-tax charge of $38,351, representing the impairment of long-lived assets.

In 1997, the Company divested certain under-performing lines of business for net proceeds of $10,416 and recorded a net gain of $1,541 in the Consolidated Statement of Income.

Note 5 -- Inventory

Inventory consisted of the following:

December 31,                                           1997              1996
-----------------------------------------------------------------------------
Raw material                                       $117,824          $112,458
Work-in-progress                                     82,481           115,220
Finished goods                                       62,764            61,814
Total                                              $263,069          $289,492

In 1996, as inventories purchased in connection with the Hartmann & Braun Acquisition were sold, the Company incurred non-cash charges to cost of sales. These non-cash charges represented the excess of fair value of acquired inventories over replacement cost and reduced gross profit and operating income by $108,592 in 1996.



Note 6 -- Costs and Estimated Earnings on Uncompleted Contracts


Costs and estimated earnings on uncompleted systems contracts consisted of the following:

December 31,                                                  1997           1996
---------------------------------------------------------------------------------
Costs incurred on uncompleted contracts                $   793,015    $   820,421
Estimated earnings                                         217,017        296,183
                                                         1,010,032      1,116,604
Less: billings to date                                    (919,457)    (1,041,029)
Total                                                  $    90,575    $    75,575
Included in accompanying Consolidated Balance Sheet:
Costs in excess of billings on uncompleted contracts       147,571        169,006
Billings in excess of costs on uncompleted contracts       (56,996)       (93,431)
Total                                                  $    90,575    $    75,575

Included in accounts receivable were $8,769 and $7,336 at December 31, 1997 and 1996, respectively, representing retainages relating to large systems contracts. Retainages are generally collected within one year from the date billed. The contract position and associated receivables for the City of Detroit contract (Note 16) are classified as long-term and, accordingly, $34,324 and $26,452 are included in Other assets in the Consolidated Balance Sheet at December 31, 1997 and 1996, respectively.



Note 7 -- Property, Plant and Equipment, Net

Property, plant and equipment consisted of the following:

December 31,                                                  1997        1996
--------------------------------------------------------------------------------
Land                                                     $  40,271    $  48,980
Buildings                                                  133,314      161,963
Machinery and equipment                                     90,308       96,329
Leasehold improvements and furniture and fixtures          152,074      150,383
Construction-in-progress                                     5,821        6,507
Less: accumulated depreciation                            (140,842)    (121,873)
Total                                                    $ 280,946    $ 342,289

Note 8 -- Technology, Goodwill and Other Intangibles

Technology, goodwill and other intangibles, net of accumulated amortization, consisted of the following:

December 31,                                             1997              1996

-------------------------------------------------------------------------------
Goodwill                                             $386,923          $447,090
Technology                                             31,705            72,314
Capitalized software                                   22,659            23,189
Other intangibles                                       7,428             9,602
Total                                                $448,715          $552,195

Accumulated amortization was as follows:

December 31,                                            1997               1996
-------------------------------------------------------------------------------
Goodwill                                         $  (89,546)        $  (74,172)
Technology                                         (124,984)           (83,279)
Capitalized software                                (31,529)           (14,427)
Other intangibles                                   (19,253)           (16,838)
Total                                             $(265,312)         $(188,716)

Amortization expense was as follows:

December 31,                          1997             1996               1995
--------------------------------------------------------------------------------
Goodwill                          $ 15,374        $  51,980          $    7,861
Technology                          41,705           18,646              11,020
Capitalized software                17,102            5,495               3,981
Other intangibles                    2,415            4,275               2,335
Total                             $ 76,596        $  80,396           $  25,197

Amortization expense in 1997 includes the non-cash write-down of $27,566 of existing technology and $10,680 of capitalized software associated with certain assets determined to be impaired (Note 2). Amortization expense in 1996 includes the non-cash write-down of $34,687 of goodwill, $3,134 of acquired technology and $530 of capitalized software associated with certain product lines following the Company's reevaluation of its product lines (Note 2).

Pursuant to the acquisition of Hartmann & Braun, the Company recorded $328,536 of goodwill and $36,821 of acquired technology (excluding purchased in-process research and development). The goodwill is being amortized over 30 years and the technology is being amortized over periods ranging from two to eight years.

Other intangibles in 1996 are reflected net of the write-off of financing costs of $798 resulting from the refinancing of long-term debt (Note 10). The write-off of these deferred financing costs, $718 net of tax, was presented as an Extraordinary item in 1996 in the Consolidated Statement of Income.

Note 9 -- Investment Securities

The amortized cost and estimated fair value of the Company's investment securities are as follows:


December 31,                                            1997               1996
-------------------------------------------------------------------------------
Held-to-maturity debt securities
    Amortized Cost                                    $49,494           $59,230
    Gross Unrealized Gain                               3,641             5,267
Fair Value                                            $53,135           $64,497


The contractual maturities of the debt securities held at amortized cost are as follows:

                                         1997                               1996
---------------------------------------------------------------------------------------------
                              Amortized            Fair           Amortized           Fair
                                 Cost              Value            Cost              Value
---------------------------------------------------------------------------------------------
One year                       $  5,526           $ 5,483          $ 3,700           $ 3,872
One to five years                36,184            39,336           32,523            35,900
Five to ten years                 7,784             8,316           23,007            24,725
Total                          $ 49,494           $53,135          $59,230           $64,497


Note 10 -- Borrowing Arrangements

Short-Term Debt

The aggregate amounts outstanding under credit facilities at December 31, 1997 and 1996 were $58,628 and $40,001, respectively, at weighted average interest rates of 7.01% and 4.13%, respectively. The Company had available $111,148 and $130,089 at December 31, 1997 and 1996, respectively, under credit facilities with banking institutions. These borrowings are generally secured by guarantees of the Company.

Long-Term Debt

The Company's long-term debt obligations consisted of the following:

December 31,                                                                        1997              1996
----------------------------------------------------------------------------------------------------------
Bank of America -- December 1995
    US Dollar Term Loan (6.1% and 5.9%, respectively)                           $160,000          $200,000
Bank of America -- December 1995
    DM Term Loan (4.1% and 3.5%, respectively)                                   127,475           186,039
Bank of America -- December 1995
    Revolving Sub-facility (variable rate -- 6.3% and 5.8%, respectively)        252,845           249,228
Yen promissory notes due 1997-1999 at variable
    interest rates from 1.9-2.5% and 1.9-5.5%, respectively                        4,131             8,110

Other unsecured debt -- various maturities and interest rates                      4,053             4,859
Capital Leases                                                                    11,571            13,722
Total                                                                           $560,075          $661,958

In December 1995, the Company entered into a credit agreement agented by Bank of America ('BofA') and Merrill Lynch Capital Corporation ('BofA Credit Facility'). The proceeds received on January 2, 1996 were used to refinance the existing credit facility and to provide for additional borrowings to fund a portion of the acquisition of Hartmann & Braun. The BofA Credit Facility is comprised of sub-facilities including a US Dollar denominated term loan principal amount of $200,000, a DM denominated term loan principal amount of the US Dollar equivalent of DM 286,500, and a multicurrency, reducing revolving sub-facility, in the principal amount of the US Dollar equivalent of $355,000. The reducing revolving sub-facility provides multicurrency borrowing options and US Dollar or DM denominated letter of credit options. At December 31, 1997 and 1996 there was $102,155 and $105,772 available under the revolving sub-facility.

Prior to being amended on February 27, 1998 (see below), the principal on the term loans was repayable commencing in March 1997, in equal quarterly installments over a five year period, subject to certain mandatory prepayments. The loans advanced under the BofA Credit Facility bore interest at rates calculated as an amount over BofA's base rate or the LIBOR offered to major banks in the London eurocurrency market for similar amounts in the same currency for equivalent maturities. The amount over the aforementioned rates was determined on a sliding scale with reference to certain financial ratios, or the attainment of an investment grade ranking, as applicable. Fees were payable with respect to outstanding letters of credit and the Company paid a commitment fee through December 31, 1997, of 0.15% on the total facility.

Under the BofA Credit Facility, the Company has pledged to the lending syndicate the capital stock of certain of its subsidiaries. In addition, the BofA Credit Facility is guaranteed by one of the Company's subsidiaries. The BofA Credit Facility limits the Company's ability to pay dividends on its common stock and on the preferred securities of its subsidiary. The facility requires the Company to maintain interest rate protection agreements (Note 2) and restricts the Company's borrowings outside the facility, as well as its ability to have liens, encumbrances, capital expenditures and other items. In addition, the terms of the agreement obligate the Company to maintain compliance with a variety of covenants and financial ratios. Finally, Finmeccanica was required to commit to contributing equity capital in order to induce the bank to provide the financing under the agreement described above.

At the September 25, 1997 covenant measurement date, the Company was unable to meet certain required financial ratios, and accordingly, obtained waivers and amendments with respect to these covenants from its lenders. The waivers and amendments were for the measurement dates up to and including February 28, 1998.

As of February 27, 1998, the Company substantively amended its BofA Credit Facility. The most significant changes included amending the final maturity date of the term loans and revolving sub-facility to January 14, 1999, revising the interest rates (LIBOR plus 0.875% through June 1998, LIBOR plus 1.0% from July through September 1998, and LIBOR plus 1.25% from September 1998 through January 14, 1999), increasing the commitment fee on the total facility to 0.25% and amending certain covenants and financial ratios for all quarterly measurements including and subsequent to December 31, 1997. The amendment specifically allowed for the Cofiri credit agreement described below. In addition, the BofA Credit Facility was amended such that all outstanding loans become due and payable in the event Finmeccanica ceases to own at least 51% of the voting shares of the Company.

On February 19, 1998, the Company entered into a $150,000 credit agreement with Compagnia Finanziamenti e Rifinaziamenti -- Cofiri S.p.A. ('Cofiri'), a subsidiary of IRI. The initial proceeds received on February 27, 1998 were used to retire outstanding Bank of America US Dollar Term loans. The facility is denominated in US dollars or the equivalent amount of DM or Yen, bears interest at a rate of LIBOR plus 1.15% and matures in full on April 30, 1999. The amounts outstanding under this agreement become due and payable in the event Finmeccanica ceases to own at least 51% of the voting shares of the Company.

The weighted average interest rate at December 31, 1997 and 1996 on long-term debt was 4.71% and 5.21%, respectively. In addition to the previously described pledges of subsidiaries' stock, loans of approximately $4,131 and $8,100 were secured by land and buildings of the Company at December 31, 1997 and 1996, respectively.

Interest paid was $35,556, $28,480 and $21,159 in 1997, 1996 and 1995,
respectively.

In 1995, the Company recorded $6,546 of costs, including legal and arrangement fees associated with the BofA Credit Facility. Such amounts were included in Technology, goodwill and other intangible assets in the Consolidated Balance Sheet. These fees are being amortized over the term of the related facilities and in 1997 and 1996, $1,455 and $1,527 respectively, was recognized as amortization expense.

The aggregate amounts of maturities subsequent to December 31, 1997 for all long-term debt, reflective of the changes pursuant to the February 27, 1998 amendment, were as follows:

         1998                                                  $ 39,107
         1999                                                   510,059
         2000                                                     1,722
         2001                                                     1,531
         2002                                                     1,481
         Thereafter                                               6,175
                                                                560,075

         Less: current maturities                              (39,107)
         Total                                                 $520,968


Note 11 -- Company-Obligated Preferred Securities of Business Trust

In December 1995, Elsag Bailey Financing Trust (the 'Trust'), a business trust and a consolidated, wholly-owned subsidiary of the Company, issued $207,000 liquidation amount of its 5.5% convertible trust originated preferred securities ('Preferred Securities') in a private placement. In connection with the December issuance of the Preferred Securities and the related purchase by the Company of the Trust's common shares, the Company issued to the Trust, $213,402 principal amount of 5.5% convertible subordinated debentures. On January 2, 1996, the Trust issued $80,000 liquidation amount of its Preferred Securities to a subsidiary of Finmeccanica. The proceeds of the Preferred Securities issuances were used to fund a portion of the Hartmann & Braun Acquisition (Note 3). In connection with the issuance of the Preferred Securities and the related purchase by the Company of an additional amount of the Trust's common securities, the Company issued to the Trust $82,474 principal amount of 5.5% convertible subordinated debentures. In June 1996, the Company registered all of the underlying securities with the Securities and Exchange Commission.

The convertible subordinated debentures mature on December 31, 2035 and may be redeemed by the Company only in certain limited situations. Upon such redemption, at their original stated maturity or upon acceleration in certain limited cases, as defined, the Preferred Securities will be subject to mandatory redemption, at a redemption price of fifty dollars per Preferred Security together with accrued and unpaid dividends. The interest and other payment dates on the convertible subordinated debentures correspond to the quarterly distribution dates of the Preferred Securities. The dividends accruing from the date of issuance of the Preferred Securities are deducted from the Company's income. The Company may extend the interest payment date on the convertible subordinated debentures for up to 20 consecutive quarters. However, during the interest extension period, the Company is prohibited from paying dividends on its common stock. Under certain circumstances involving a change of law or legal interpretation, the convertible subordinated debentures may be distributed to holders of the Preferred Securities. The Company's obligations under the convertible subordinated debentures and related agreements, taken together, provide a full and unconditional guarantee of payments due on the Preferred Securities.

The Preferred Securities are convertible at the option of the holder into common shares of the Company at a conversion rate of $32.10 per common share. After December 31, 1998, the Trust can cause this conversion option to terminate, providing certain stipulations have been met, including but not limited to, the common share price having reached a specified price per share. Upon the conversion of the Preferred Securities, the equivalent principal amount of the convertible subordinated debentures will be retired. As of December 31, 1997 and 1996, this conversion feature was not dilutive to the Company's earnings per common share as calculated on a diluted basis.

The Preferred Securities are recorded as minority equity and captioned in the Consolidated Balance Sheet as Company obligated preferred securities of grantor trust. At December 31, 1997 and 1996, offering costs of $8,200 and $8,409, respectively, were reflected as a reduction to minority equity in the Consolidated Balance Sheet. These costs are being amortized to minority equity over 40 years, the life of the Preferred Securities.

Note 12 -- Lease Commitments

Certain facilities, machinery and equipment are utilized under operating lease agreements. Future minimum payments under operating leases which have initial or remaining non-cancelable terms in excess of one year at December 31, 1997 are as follows:

         1998                                                   $17,470
         1999                                                    14,219
         2000                                                    12,499
         2001                                                    10,359
         2002                                                     9,750
         Thereafter                                              29,988
         Total    $94,285

In the fourth quarter of 1997, the Company entered into sale-and-leaseback transactions for certain of its facilities for net proceeds of approximately $20,856. Gains realized of approximately $3,660 were deferred and are being recorded as an adjustment to rent expense over the lease terms.

Operating lease expense was $18,201, $16,681 and $15,062 for the years ended December 31, 1997, 1996 and 1995, respectively.



Note 13 -- Income Taxes

Income (loss) before income taxes, minority interest, and extraordinary item included:

Year Ended December 31,               1997             1996              1995
-----------------------------------------------------------------------------
Domestic                        $ (43,200)       $ (23,895)         $   9,618
Foreign                           (13,661)        (173,137)            12,900
Total                           $ (56,861)       $(197,032)         $  22,518


The provision (benefit) for income taxes included:

Year Ended December 31,              1997             1996              1995
----------------------------------------------------------------------------
Current taxes:
Domestic                       $    1,633       $    2,230        $    2,413
Foreign                            12,261           15,164             2,766

Total current taxes                13,894           17,394             5,179
Deferred taxes:
Domestic                         (20,607)         (31,673)          (11,544)
Foreign                          (32,006)         (52,249)           (6,181)
Total deferred taxes             (52,613)         (83,922)          (17,725)
Total income tax benefit       $ (38,719)      $  (66,528)        $ (12,546)


In 1994, the Company finalized a series of tax rulings in Europe which, among other matters, provided a tax benefit lowering the Company's overall effective tax rate. The primary element of these rulings was $150,000 of tax deductions to be allowed pro-rata over 17 years, beginning January 1994. Since January 1994, for accounting purposes, the Company had been recognizing the benefit of the deductions ratably over the six-year life given to the underlying assets. In 1997 the Company wrote-off these assets (Note 2) and recorded the residual income tax benefit, net of a valuation reserve, amounting to $11,312.

A reconciliation of Dutch income taxes at 35% to income taxes provided is as follows:

Year Ended December 31,                                            1997             1996              1995
----------------------------------------------------------------------------------------------------------
Expected tax at the statutory rate                           $ (19,902)       $ (68,961)        $   7,881
Earnings of subsidiaries taxed at rates other than 35%         (20,980)          (6,008)           (9,450)
Loss carryover benefits and losses with no tax benefit           13,661            1,158             (748)
Non-deductible expenses                                           8,262           27,750            2,687
Benefit of European tax ruling                                 (19,943)          (8,393)           (8,750)
Realization of tax benefits previously reserved                   (501)         (16,453)           (6,866)
Other                                                               684            4,379            2,700
Total income tax benefit                                     $ (38,719)      $  (66,528)        $ (12,546)


Temporary differences and carryforwards which give rise to deferred tax assets and liabilities were as follows:


December 31,                                                                        1997              1996
----------------------------------------------------------------------------------------------------------
Technology and software development costs                                       $ 66,850        $  39,897
Inventory                                                                         11,008           10,448
Pension and postretirement obligations                                            19,054           20,714
Vacation and bonuses                                                               8,903            8,154

Warranty                                                                           5,591            8,207
Tax loss and other carryforwards                                                 200,023          164,404
Other accrued expenses deductible when paid                                       18,596           24,282
Other                                                                              5,130           10,436
                                                                                $335,155         $286,542
Valuation allowance                                                              (49,550)         (28,541)
Total deferred tax assets                                                       $285,605         $258,001
Long-term contracts                                                              (10,322)          (9,766)
Fixed assets                                                                     (11,439)         (16,122)
Total deferred tax liabilities                                                   (21,761)         (25,888)
Total deferred taxes                                                            $263,844         $232,113

The valuation allowance of $49,550 and $28,541 at December 31, 1997 and 1996, respectively, is principally related to tax loss and other carryforwards. The change in the valuation allowance was primarily attributable to the deferred tax assets generated in Germany and the Netherlands. Management believes it is more likely than not that the net deferred tax assets will be realized, however, if not, a significant charge relating to these deferred tax assets will result. In the event that the tax benefits relating to the valuation allowance at December 31, 1997 are subsequently realized, $21,744 of such benefits would reduce goodwill.

For income tax reporting purposes, the Company has tax loss carryforwards that aggregate $463,254 at December 31, 1997. Such carryforwards have various expiration dates of which some commence in 1998. A significant portion of the carryforwards have either no expiration date or a carryforward period of over ten years.

No provision for Dutch income tax or foreign withholding tax has been accrued on unremitted earnings of international subsidiaries at December 31, 1997 of $21,584 because such earnings are indefinitely reinvested in the operations. It is not practical for the Company to quantify the deferred tax liability that would arise if earnings of foreign subsidiaries that are indefinitely reinvested were repatriated.

The Company made net cash payments for income taxes in 1997, 1996 and 1995 of $6,672, $5,925 and $210, respectively. The taxes paid in 1996 included payments totaling $5,034 made by former Hartmann & Braun companies relating to the pre-acquisition period.

Note 14 -- Savings, Retirement and Other Plans

The Company maintains noncontributory defined benefit pension plans, primarily flat rate benefits plans, covering substantially all of its United States hourly (bargaining and non-bargaining) employees and certain employees outside the United States. The retirement benefits of these plans are based primarily on years of service and compensation. Net periodic pension cost for the plans included:


Year Ended December 31,                                            1997             1996             1995
---------------------------------------------------------------------------------------------------------
Service cost                                                   $ 5,816          $  6,652          $ 2,537
Interest cost                                                   20,398            22,241            7,377
Actual return on plan assets                                   (10,597)           (9,177)         (12,190)
Net amortization and deferral                                    2,724             1,807            7,331
Net periodic pension cost                                      $18,341          $ 21,523          $ 5,055

The net pension cost for defined benefit plans outside the United States for 1997, 1996 and 1995 was $17,457, $20,183 and $3,564, respectively. The majority of the increase in pension costs between 1995 and 1996 is attributed to the benefit plans of the Hartmann & Braun operations, in particular the German pension plans.

The discount rate used to measure the benefit obligations as of December 31, and long-term rate of return on plan assets were as follows:

December 31,                                                       1997             1996              1995
----------------------------------------------------------------------------------------------------------
United States Plans:
   Discount rate                                                   7.5%             7.5%              7.0%
   Long-term rate of return                                        9.0%             9.0%              9.0%
German Plans:
   Discount rate                                                   7.0%             7.0%              7.5%
   Long-term rate of return                                         --               --                --
Non-United States Plans, excluding Germany:
   Discount rate                                             5.5 - 7.5%       5.5 - 8.3%          5.5-9.0%
   Long-term rate of return                                  2.5 - 9.0%       3.0 - 9.5%          4.5-9.5%

The funded status of these pension plans was as follows:

December 31,                                                        1997                              1996
-----------------------------------------------------------------------------------------------------------------------
                                                           Over             Under             Over            Under
                                                          Funded           Funded            Funded          Funded
-----------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Vested benefits                                       $  37,515        $ 234,256        $  35,406        $ 263,855
   Non-vested benefits                                       1,352           12,063            1,012           14,365
Accumulated benefit obligation                              38,867          246,319           36,418          278,220
Projected benefit obligation                                42,524          256,826           38,555          290,326
Plan assets at fair value                                   53,508           46,944           49,061           43,201

Plan assets in excess of (less than) projected
   benefit obligation                                       10,984         (209,882)          10,506         (247,125)
Amounts necessary to reconcile to balance sheet:
   Unrecognized net (gain)/loss                             (6,778)             712           (6,148)           6,378
   Unrecognized transition obligation                         (361)             728               --              456
   Adjustment required to recognize
    minimum liability                                           --             (864)              --           (1,687)
   Unrecognized prior service cost                           1,893           (1,254)           1,175           (1,700)
Prepaid (accrued) pension cost                           $   5,738        $(210,560)       $   5,533        $(243,678)

The Company has deposited funds in a trust account to fund certain pension benefits, primarily in Germany. The assets included in the trust aggregate $49,494 and $59,230 (Note 9) at December 31, 1997 and 1996, respectively. These funds are not considered pension plan assets since the Company can access the funds; however, management intends to hold these funds to maturity. The funds are included in Other assets in the Consolidated Balance Sheet.

The Company also provides termination and severance benefits to certain employees outside the United States. These benefits are due upon termination or retirement from the Company. The cost of these benefits is accrued currently based on the net present value of the estimated future costs. The liability associated with these plans was $24,377 and $25,795 at December 31, 1997 and 1996, respectively. Annual expense for these plans is not significant.

In December 1995, the Supervisory Board of the Company approved the Global Employee Stock Purchase Plan ('GESPP'). The GESPP allows eligible employees the right to purchase common stock on a monthly basis at 90% of the market price on the last business day of the month. If the shares are held for two years the employee receives an additional award equivalent to 5% of the eligible common shares. The Company records expense equal to the initial discount and the bonus. Under the GESPP, the shares may either be issued from the authorized common stock or purchased on the open market. Total shares purchased under the GESPP in 1997 and 1996 were 47,908 and 15,308, respectively, and the Company's contributions were not significant.

The Company also maintains defined contribution plans for employees at certain subsidiaries whereby it matches a portion of amounts contributed by plan participants and contributes additional amounts based on plan provisions. The Company's expense pursuant to these plans for the years ended December 31, 1997, 1996 and 1995 was $8,597, $8,084 and $6,841, respectively.

The Company has a long-term stock incentive plan for selected employees, including the Managing Director and members of the Executive Committee and Group Staff. An aggregate of 1,000,000 common shares has been reserved for issuance upon the exercise of stock options, stock appreciation rights (SARs), limited SARs, restricted stock units and other stock based awards to be granted by the Supervisory Board. Under the terms of the plan, stock options granted may be either non-qualified or incentive stock options and the exercise price, determined by the Supervisory Board, may not be less than 85% or greater than

110% of the fair market value of a share on the date of grant.

Only non-qualified stock options have been granted to date and all at the market price on the date of the grant. Options expire ten years from the date of grant. Options granted in 1993 and certain options granted in 1994 are exercisable over five years. The remaining options vest at the end of ten years, however, they may become exercisable upon attainment of specified performance goals. In December 1997, approximately 275,000 options granted in 1996, 1995 and 1994 at prices ranging from $23.68 to $27.50 were cancelled and 206,250 options granted in their place at the then fair value of $14.81. A summary of option activity under the plan follows:

                                              Number of Shares              Weighted Average
                                                Under Option             Option Price Per Share
                                                ------------             ----------------------
Outstanding at December 31, 1994                  349,000                       $22.45
Granted                                           121,000                       $27.50
Exercised                                             --                           --
Canceled                                              --                           --
Outstanding at December 31, 1995                  470,000                       $23.75
Granted                                           244,000                       $18.17
Exercised                                        (16,000)                       $19.00
Canceled                                        (102,000)                       $24.13
Outstanding at December 31, 1996                  596,000                       $21.72
Granted                                           423,250                       $14.81
Exercised                                             --                           --
Canceled                                         (293,000)                      $25.71
Outstanding at December 31, 1997                  726,250                       $16.08
Exercisable - December 31, 1995                    58,800                       $19.10
Exercisable - December 31, 1996                   101,000                       $20.89
Exercisable - December 31, 1997                   126,750                       $17.59

In 1996, the Company adopted SFAS 123, 'Accounting for Stock-based Compensation.' This statement allows companies to choose the method of recognition of compensation either by adopting the fair value method or by continuing to measure compensation using the intrinsic value approach under the Accounting Principles Board Opinion No. 25, the former standard. Since the Company has elected the intrinsic value method for measurement, only supplemental proforma disclosures are required. However, the proforma effect on the Company's earnings per share in 1997, 1996 and 1995, had compensation expense been determined based on the fair value of the awards at the date of grant, was not significant.

Note 15 -- Postretirement Benefits Other Than Pensions

The Company provides up to $25 lifetime maximum health care benefits and flat death benefits to eligible retired United States Bailey Controls bargaining unit employees, the cost of which is accrued for over the service lives of the employees. In addition, the Company provides a flat $10 and $9 retiree life insurance benefit for the United States Fischer & Porter salaried and hourly employees, respectively, hired prior to December 31, 1994 and a flat $9 retiree life insurance benefit for all United States Fischer & Porter bargaining unit employees who retire from active employment. Benefits are payable to designated beneficiaries upon a participant's death. The reconciliation of the postretirement benefit obligation with the amount recorded in the Consolidated Balance Sheet was as follows:

December 31,                                                                        1997              1996
----------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation (APBO):
Retirees                                                                          $4,051           $4,090
Eligible active participants                                                         758            1,870
Other active participants                                                            535            1,835
APBO                                                                              $5,344           $7,795
Unrecognized actuarial gains (losses)                                              3,197              492
Unrecognized transition obligation and other                                      (2,957)          (3,154)
Net postretirement benefit liability recognized in the balance sheet              $5,584           $5,133

Principal actuarial assumptions used in computing the APBO include a discount rate of 7.5% for 1997 and 1996 and turnover assumptions. The Company is amortizing the original transition obligation of $3,942 on a straight-line basis over 20 years. Net periodic postretirement benefits cost consisted of the following components:

Year Ended December 31,                                            1997           1996              1995
--------------------------------------------------------------------------------------------------------
Service cost of benefits earned during period                     $  69            $120             $112
Interest cost on accumulated postretirement
   benefit obligations                                              498             554              582
Amortization of transition obligation and
   other amortization                                                62             204              143
Total                                                             $ 629            $878             $837

The assumed health care cost trend rate used in measuring the APBO at December 31, 1997 and 1996 was 8.0%, gradually declining to 5.5% in 2007 and remaining at that level thereafter. A 1% increase in the assumed health care cost trend rate does not substantially increase the APBO due to the maximum lifetime health care benefit.



Note 16 -- Commitments and Contingencies


Litigation

The Company is subject to a number of lawsuits, investigations and claims (some of which involve substantial amounts) arising out of the conduct of its business, including those relating to commercial transactions, government contracts, product liability, and environmental matters.

The Company provides products and services to customers under long-term systems contracts and, as discussed in Note 2, the Company has a long history of using the percentage of completion method of accounting for long-term contracts. In connection with such contracts, it is common for the Company to submit change orders and claims. The Company does not consider additional change orders or claims in measuring profitability on a percentage of completion basis unless the additional receipt of funding is considered probable. Anticipated losses on contracts (generally, estimated total contract costs in excess of estimated total contract revenues) are charged to operating income as soon as they are evident.

In 1992, the Company was awarded a $134 million contract by the City of Detroit ('City') to upgrade and replace substantial portions of the Detroit water and wastewater treatment and transmission systems. As a result of a dispute concerning claims, change orders and other directives by the City, in 1995, the Company and the City began negotiations to consider a fundamental restructuring of the contract. On October 30, 1995, a Memorandum of Understanding ("MOU") was executed by the Company and the City. In early 1996, the City, despite the MOU, announced its intention to hold the Company in default. On February 9, 1996, the Company ceased work under the Detroit contract and commenced legal action, styled Elsag Bailey, Inc. d/b/a Bailey Controls Co. v. City of Detroit, Michigan, Thomas J. DeRiemaker and Westin Engineering, Inc. in the United States District Court for the Eastern District of Michigan (96-70623), against the City of Detroit, an engineering firm retained by the City and the City's project engineer. The complaint alleged that, among other things, the City materially breached the Detroit contract, made cardinal changes to it and made misrepresentations in connection with its negotiation and award. All of the defendants have filed answers and asserted defenses to such complaint. In March of 1997, the Company amended its Complaint to add allegations concerning constitutional and other violations arising from, among other things, the City's default of the Company in June 1996. In addition, the City has a counterclaim against the Company for breach of contract seeking damages for, among other things, increased costs to the City for the completion of the work under the contract, liquidated damages and reimbursement for amounts paid for equipment, software and engineering the City claims are no longer useful to the project. The City's counterclaim also states that a total of approximately $22.4 million has been paid to the Company for equipment, software and engineering services.

The City joined American Home Assurance Company, the Company's performance bond surety, as a third party defendant in the litigation. The Company responded to the City's counterclaim and asserted affirmative defenses to it. The Court thereafter granted motions dismissing certain of the Company's tort counts against the City and the Company's constitutional claims. The Court declined to grant motions seeking summary judgment against the Company on certain other motions. On January 16, 1998, the Company commenced an action, styled Elsag Bailey, Inc. d/b/a Bailey Controls Company v. City of Detroit, Michigan, in the United States District Court for the Eastern District of Michigan (98-70259), in which the Company alleges, among other things, that the City breached the MOU. The City answered and asserted affirmative defenses to the complaint. Based on the facts currently known, the Company believes it will prevail in the litigation; however, there can be no assurance of a positive outcome of this dispute. In 1995, the Company estimated a probable range of charges ($12 million to $30 million) for expenses and other costs which might be incurred in the litigation and recorded a charge to cost of sales corresponding to the lower end of the range. At December 31, 1997 and 1996, the Company continues to have an accrual representing the low end of a range of loss estimates as no amount within the range is more likely than another.

Based on a January 30, 1995 complaint, thirteen former sales representatives and distributors of the Company whose contracts were not renewed at the end of 1994 commenced an arbitration action against the Company before the American Arbitration Association alleging fraud, negligent misrepresentation, unfair competition, tortious interference and other tort claims, and sought compensatory damages in excess of $50 million and punitive damages. The Company has filed an answer and asserted counterclaims for amounts due from the plaintiffs and for trade libel. Based upon the facts currently known to it, the Company believes that it has meritorious defenses to this action and that any outcome of this case will not be material.

The Company's operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations. The Company is conducting environmental tests or remedial activities at certain properties which are currently or were formerly owned or operated, including one on the National Priority List pursuant to the Comprehensive Environmental Response, Compensation and Liability Act ('CERCLA'). Although additional remediation may be required, to date costs incurred for these remedial activities have not been significant. The Company has received inquiries concerning, or has been designated a potentially responsible party by the Environmental Protection Agency in connection with, the cleanup of various off-site locations under CERCLA. The Company is still in the process of assessing its involvement and potential exposure relative to the remediation of these sites. However, based on the volume and types of waste involved which might be attributable to the Company, it is management's opinion that the financial contribution required will not be material to the Company. The Company is also performing certain remediation activities in New Jersey and may be held responsible, under state law, for costs to remediate contamination of potable wells providing water to a nearby community. While future costs are not currently estimable, costs to date at the New Jersey facility have not been material.

After giving effect to reserves established, management does not believe any liabilities which may ultimately be incurred with respect to the aforementioned matters would have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

There are numerous other claims and pending legal proceedings that generally involve product liability and employment issues. These cases are, in the opinion of management, ordinary routine matters incidental to the normal business conducted by the Company.



Note 17 -- Related Party Transactions

Finmeccanica is majority-owned by IRI. The Company has extensive transactions with affiliates of Finmeccanica.

On February 19, 1998, the Company entered into a $150,000 credit agreement with Cofiri, a subsidiary of IRI (Note 10).

The Company sells products to certain operating subsidiaries of Finmeccanica and also received royalties from the Italian Licensee prior to the date of the Company's acquisition (Note 3) and a non-consolidated joint venture in China.

The following table summarizes the impact of the above transactions on the Consolidated Statement of Income for each period presented.

                                                     Gross        Royalty
Year Ended                          Revenue          Profit        Income
---------------------------------------------------------------------------
December 31, 1997                  $ 50,078         $ 11,668      $      --
December 31, 1996                  $ 42,452         $ 16,556      $   7,117
December 31, 1995                  $ 19,779         $  7,714      $   6,463

The Company also purchased products and certain technologies from Finmeccanica amounting to $864, $8,548 and $9,830 in 1997, 1996 and 1995, respectively.
Historically, the Company received reimbursement from affiliates for certain management and sales and administrative services performed on their behalf. These reimbursements were $0, $585 and $739 in 1997, 1996 and 1995, respectively. In addition, the Company reimbursed Finmeccanica for certain management, administrative and other costs paid on the Company's behalf. These reimbursements to Finmeccanica amounted to $7,089, $2,300 and $3,782 in 1997, 1996 and 1995, respectively.

Guarantees

As of December 31, 1997 and 1996, Finmeccanica has guaranteed performance bonds relating to a large system contract which had an initial contract value of $133,650 and other bonds totaling $93,660 and $54,900, respectively. Finmeccanica charges the Company fees on the principal amount of bonds for which it provides an indemnity, based on prevailing market rates, plus any related out-of-pocket expenses incurred. The Company incurred $1,025, $929 and $860 in costs for such indemnity in 1997, 1996 and 1995, respectively.

It is at least reasonably possible that the Company would not be able to achieve financing on terms as favorable as those obtained with the assistance of Finmeccanica.



Note 18 -- Geographic Segments

The Company operates principally in one industry, process control and automation. The Company designs, develops, manufactures and markets primarily microprocessor-based distributed process control systems, instrumentation products and analytical products that can be applied to a full range of industrial process control and batch applications. These products are primarily distributed to the electric power generation, utilities, chemicals, pulp and paper, and water and wastewater treatment industries. A significant amount of sales are to municipalities.

Income from operations represents total revenue less operating expenses, which include amortization expenses and the allocation of certain corporate expenses to the regions. In computing income from operations, interest expense and other (income) expense have not been included. Transfers between geographic areas are accounted for principally at current market value adjusted for quantity and operating efficiencies. Identifiable assets are those assets used in the Company's operations in each geographic area.

Year Ended December 31,                              1997           1996           1995
---------------------------------------------------------------------------------------
Revenues:
Americas                                      $   599,635    $   609,100    $   477,492
Asia/Pacific                                      119,590        124,852        151,566
Germany                                           566,587        704,291         83,718
Rest of World                                     435,546        374,512        188,753
Eliminations                                     (208,121)      (206,655)       (57,655)
Consolidated                                  $ 1,513,237    $ 1,606,100    $   843,874

(Loss) income from operations:
Americas                                      $    10,402    $   (18,876)   $    18,781

Asia/Pacific                                       (3,690)         5,013         17,622
Germany                                           (17,308)      (131,233)          (385)
Rest of World                                     (24,210)       (25,472)         8,034
Operating (loss) income                           (34,806)      (170,568)        44,052
Interest expense                                   36,705         37,341         24,721
Other (income) and expense, net                   (14,650)       (10,877)        (3,187)
(Loss) income before income taxes, minority
      interest and extraordinary item         $   (56,861)   $  (197,032)   $    22,518

Identifiable assets:
Americas                                      $   663,399    $   638,696    $   627,871
Asia/Pacific                                       99,975        131,831        171,644
Germany                                           715,640        924,920        133,953
Rest of World                                     586,016        620,481        316,365
Eliminations                                     (126,877)      (131,234)       (81,008)
Consolidated                                  $ 1,938,153    $ 2,184,694    $ 1,168,825

Operating income includes nonrecurring
   charges as follows:
Americas                                      $     8,703    $    48,047    $    11,495
Asia/Pacific                                        3,109          2,660             36
Germany                                            29,256        173,147             --
Rest of World                                      38,359         33,874            944
Consolidated                                  $    79,427    $   257,728    $    12,475

A significant portion of the Company's assets and operations are located, and a significant portion of the Company's revenues are derived from operations outside of the United States. The Company's operations may be affected by economic, political and governmental conditions in the countries where the Company has manufacturing facilities and where its products are marketed. In addition, changes in economic policies and political conditions in any of the countries in which the Company operates could result in currency or exchange controls or other restrictions being imposed on the operations of the Company.



Note 19 -- Subsequent Events

On February 27, 1998, the Company substantively restructured its debt by amending its BofA Credit Facility (Note 10). The early extinguishment will result in an extraordinary charge against first quarter 1998 earnings of approximately $3,500, before taxes, representing the write-off of unamortized deferred finance costs as of February 27, 1998.

In the fourth quarter of 1997, the Company initiated further rationalization of the workforce at a manufacturing facility in Germany. In February 1998, final agreements were reached with the labor organizations. These restructuring activities were finalized in the first quarter of 1998 and will result in a pre-tax charge of approximately $7 million.

In the first quarter of 1997, the Company sold its interest in an equity investee for $6,542 and recorded a pre-tax gain of $3,113.

                        report of independent accountants


To the Supervisory Board and Shareholders of Elsag Bailey Process Automation
N.V.



In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Elsag Bailey Process Automation N.V. and its subsidiaries ('Company'), a majority-owned subsidiary of Finmeccanica S.p.A., at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of the consolidated financial statements in accordance with United States generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.







Cleveland, Ohio

March 3, 1998
                              financial highlights


Highlights                                     1993          1994             1995            1996             1997
---------------------------------------------------------------------------------------------------------------------
(in thousands, except share data)

Revenues                                $   605,875   $   682,734      $   843,874      $ 1,606,100      $ 1,513,237
Operating margin, before amortization        57,795        75,735(1)        81,724(3)       129,205(5)        82,971(9)
Income before extraordinary
    item and accounting change               17,493        39,722(1)        39,450(3)        56,377(6)        36,343(10)
Net income                                   21,578        39,722(1)        38,799(3)        55,659(6)        36,343(10)

Earnings Per Share -- Basic
Income before extraordinary
    item and accounting change                 0.88          1.70(1)          1.69(3)          1.53(6)          0.95(10)
Net income                                     1.09          1.70(1)          1.66(3)          1.51(6)          0.95(10)
Weighted average shares outstanding      19,866,000    23,400,000       23,400,000       36,840,000(7)    38,140,000(7)

Other Financial Information
Research, development and
    engineering expenses                     27,589        35,331(2)        36,150(4)        78,191(8)        74,708(11)
Bookings                                    618,000       686,000          870,000        1,626,000        1,486,000
Backlog                                     505,000       542,000          481,000          918,000          744,000
Long-term debt
    (including current maturities)          124,874       262,647          289,522          661,958          560,075
Shareholders' equity                        227,449       251,318          277,001          258,736          206,985

(1) Excludes nonrecurring charges in connection with the Fischer & Porter acquisition and related integration amounting to $24,984, before taxes, and $15,300 after tax.

(2) Excludes a $7,600 non-cash charge for purchased in-process research and development in connection with the Fischer & Porter acquisition.

(3) Excludes nonrecurring charges in connection with the Fischer & Porter integration and City of Detroit litigation amounting to $12,475, and $8,206 after tax.

(4)  Excludes nonrecurring charges of $68.

(5) Excludes nonrecurring charges in connection with the Hartmann & Braun integration amounting to $219,377.

(6) Excludes minority interest expense on preferred securities of $16,084 and nonrecurring charges in connection with the Hartmann & Braun integration amounting to $258,488, and $186,881 after tax.

(7) Weighted average number of shares outstanding, assuming conversion of the preferred securities; however, conversion of the preferred securities is antidilutive.

(8)  Excludes nonrecurring charges of $63,144.


(9) Excludes nonrecurring Hartmann & Braun integration costs and 1997 restructuring charges of $41,181.

(10) Excludes minority interest expense on preferred securities of $15,994 and non-cash asset impairment charges and 1997 integration and restructuring costs amounting to $79,427, and $53,635 after tax.

(11) Excludes nonrecurring charges of $5,399.


                             stock price information

                     Quarter Ending             High          Low
                     ------------------------------------------------
                     March 1994                26            21
                     June 1994                 24            19-1/4
                     September 1994            27-3/8        20-3/4
                     December  1994            28-3/4        23-1/2

                     March 1995                29-3/8        22-1/8
                     June 1995                 29-1/8        23
                     September 1995            34-1/8        26-3/4
                     December 1995             32-5/8        25-1/8

                     March 1996                27-5/8        20-1/4
                     June 1996                 30            21-1/2
                     September 1996            26-7/8        20-1/2
                     December 1996             22-3/4        14

                     March 1997                20-5/8        14-1/2
                     June 1997                 19-3/8        13-5/8
                     September 1997            21-3/4        14-5/8
                     December 1997             19-1/4        14-3/8


The Company's Initial Public Offering occurred on November 18, 1993, at a price of $19.00 per share. Elsag Bailey Process Automation N.V. common shares are traded on the New York Exchange under the symbol "EBY".